                                                  Filed pursuant to Rule 424(b)5
                                                  Registration Number: 333-52978
                                                  Registration Number: 333-65984


PROSPECTUS SUPPLEMENT

(to prospectus dated March 7, 2001)
                                                                   July 26, 2001

--------------------------------------------------------------------------------

4,400,000 SHARES

(Doral Financial Logo)
COMMON STOCK

--------------------------------------------------------------------------------

Doral Financial is a diversified financial services company engaged in banking, mortgage banking, broker-dealer, insurance agency and investment banking activities principally in Puerto Rico and in the New York City metropolitan area. Doral Financial is selling 4,400,000 shares of its common stock.

Doral Financial's common stock is quoted on the Nasdaq National Market under the symbol "DORL." The last reported sale price of the common stock on July 26, 2001 was $33.26 per share.

BEFORE BUYING ANY OF THESE SHARES OF COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                              PER SHARE          TOTAL
--------------------------------------------------------------------------------------
Public offering price                                          $32.00     $140,800,000
--------------------------------------------------------------------------------------
Underwriting discounts and commissions                         $ 1.60     $  7,040,000
--------------------------------------------------------------------------------------
Proceeds, before expenses, to Doral Financial                  $30.40     $133,760,000
--------------------------------------------------------------------------------------

Doral Financial has also granted the underwriters a 30-day option to purchase up to an additional 660,000 shares of common stock from Doral Financial at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

The underwriters are offering the shares of common stock as described in "Underwriting." Delivery of the shares will be made on or about August 1, 2001.

UBS WARBURG                                            DEUTSCHE BANC ALEX. BROWN

                            BREAN MURRAY & CO., INC.

--------------------------------------------------------------------------------

You should rely only on the information incorporated by reference or contained in this prospectus supplement and the accompanying prospectus. Neither Doral Financial nor any underwriter has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Doral Financial and the underwriters are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information included in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Doral Financial's business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT
Summary..............................    S-3
Risk factors.........................   S-10
Recent developments..................   S-13
Use of proceeds......................   S-16
Price range of common stock and
  dividend policy....................   S-17
Capitalization.......................   S-19
Selected consolidated financial and
  other data.........................   S-20
Management...........................   S-23
Taxation.............................   S-25
Underwriting.........................   S-32
Legal matters........................   S-35
Experts..............................   S-35
PROSPECTUS
Summary..............................      3
Risk factors.........................      6
Doral Financial......................      7
Use of proceeds......................      8
Description of debt securities.......      8
Description of preferred stock.......     15
Description of capital stock.........     18
Plan of distribution.................     20
Where you can find more
  information........................     22
Legal opinions.......................     23
Experts..............................     23

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

As used in this prospectus supplement and the accompanying prospectus, the term "Doral Financial" refers to Doral Financial Corporation, a corporation organized under the laws of the Commonwealth of Puerto Rico, and its subsidiaries, unless the context indicates a different meaning, and the term "common stock" and "shares" means Doral Financial's common stock, $1.00 par value per share. Unless otherwise stated, all information contained in this prospectus supplement and the accompanying prospectus assumes no exercise of the over-allotment option granted to the underwriters.

Summary

This summary provides an overview of selected information contained elsewhere in this prospectus supplement and the accompanying prospectus and does not contain all the information you should consider. You should also read the more detailed information set out in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the "Risk factors" sections of this prospectus supplement and the accompanying prospectus, before making an investment decision.

DORAL FINANCIAL

GENERAL
Doral Financial is a diversified financial services company engaged in banking, mortgage banking, broker-dealer, insurance agency and investment banking activities. Its activities are principally conducted in Puerto Rico and in the New York City metropolitan area. Doral Financial is the leading mortgage banking institution in Puerto Rico as measured by mortgage loan origination volume on single-family residences and as measured by mortgage loan servicing volume. As of March 31, 2001, Doral Financial had consolidated assets of approximately $5.7 billion and consolidated stockholders' equity of approximately $528.7 million.

Doral Financial's principal strategy is to further develop its mortgage banking business while expanding its other financial services businesses such as branch banking, broker-dealer and insurance agency services. Doral Financial intends to leverage its reputation as the leading mortgage banker in Puerto Rico, as well as its base of over 240,000 clients, to cross-sell other financial services and products. Doral Financial also intends to pursue opportunities to expand geographically within the mainland United States, particularly within the New York City metropolitan area and other areas with large Hispanic or minority populations, through the establishment of new operations, acquisitions or a combination of both.

Doral Financial seeks to increase its volume of loan originations by emphasizing quality customer service and by maintaining an extensive branch office system throughout Puerto Rico. Doral Financial strives to increase its servicing portfolio primarily through internal loan originations and to supplement these originations with purchases of loans and mortgage servicing rights from third parties. Doral Financial seeks to maximize net interest income by holding mortgage-backed securities, primarily tax-exempt securities backed by Puerto Rico mortgages and guaranteed by the Government National Mortgage Association, or GNMA securities, for longer periods prior to sale than most U.S. mortgage banking companies. This strategy reduces Doral Financial's overall effective tax rate. Doral Financial also seeks to increase net interest income by funding and holding for investment loans and investment securities, consisting primarily of residential mortgage loans, mortgage-backed securities and United States government and agency obligations that generate interest income that is not subject to income taxation to Doral Financial for Puerto Rico or U.S. income tax purposes.

Doral Financial was founded in 1972 under the laws of the Commonwealth of Puerto Rico. Doral Financial's principal executive offices are located at 1159 Franklin
D. Roosevelt Avenue, San Juan, Puerto Rico, and its telephone number is (787) 749-7100.

BANKING
Doral Financial conducts its banking activities in Puerto Rico through its commercial banking subsidiary, Doral Bank. It conducts its banking activities in the New York City metropolitan area through its federal savings bank subsidiary, Doral Bank, F.S.B., which commenced operations in October 1999. As of June 30, 2001, Doral Bank operated through 26 branches in Puerto Rico and Doral Bank, F.S.B. operated through two branches in the New York City metropolitan area. As of March 31, 2001, Doral Bank and Doral Bank, F.S.B. had deposits totaling $1.3 billion and $119 million, respectively. Doral Bank concentrates its lending activities on residential mortgage loan originations in Puerto Rico. Doral Bank, F.S.B. focuses its lending activities on loans secured by multi-family apartment buildings and commercial properties located in the New York City metropolitan area. Most of the residential mortgage loans originated through Doral Bank are sold to third parties through Doral Financial's mortgage banking units. Doral Bank and Doral Bank, F.S.B. also originate construction loans and commercial loans for their own investment portfolio. To a lesser extent, both Doral Bank and Doral Bank, F.S.B. also originate consumer loans. The revenue generated by Doral Bank's and Doral Bank, F.S.B.'s lending activities are augmented by the income earned from the other traditional banking services that they offer to customers.

As of March 31, 2001, Doral Financial's banking subsidiaries held deposit accounts totaling $1.4 billion and had $3.0 billion in assets. For the quarter ended March 31, 2001 and the years ended December 31, 2000, 1999 and 1998, Doral Financial's banking subsidiaries contributed $10.0 million, $26.9 million, $15.7 million and $8.2 million, or 30%, 32%, 23% and 16%, respectively, to Doral Financial's consolidated net income.

MORTGAGE BANKING
Doral Financial conducts its mortgage banking activities in Puerto Rico primarily through its HF Mortgage Bankers division and through its subsidiaries, Doral Mortgage Corporation, Centro Hipotecario de Puerto Rico, Inc. and Sana Investment Mortgage Bankers, Inc. On the United States mainland, Doral Financial conducts its mortgage banking activities through Doral Mortgage and through its indirect subsidiary, Doral Money, Inc. As of June 30, 2001, Doral Financial operated 45 mortgage banking offices in Puerto Rico and two offices on the United States mainland.

ORIGINATIONS
Doral Financial markets a variety of mortgage loan products designed to meet consumer needs and competitive conditions. Doral Financial has traditionally focused on the origination of 15 to 30 year first mortgage loans secured by single-family residences. For the quarter ended March 31, 2001, Doral Financial's total volume of loan production was $915 million, and for the years ended December 31, 2000, 1999 and 1998, it was $3.2 billion, $2.7 billion and $2.3 billion, respectively.

SERVICING
Doral Financial's servicing portfolio has been growing steadily as a result of its increasing number of originations and its purchases of servicing rights. As of March 31, 2001, Doral Financial's servicing portfolio totaled $9.0 billion, compared to $8.8 billion, $7.6 billion and $6.2 billion as of December 31, 2000, 1999 and 1998, respectively. Doral Financial's servicing portfolio provides it with a steady income stream. As of March 31, 2001, approximately 90% of Doral Financial's servicing portfolio consisted of loans being serviced for third parties.

SALE OF LOANS AND SECURITIZATION ACTIVITIES
Doral Financial sells or securitizes most of the loans that it originates. Some of the loans originated by Doral Financial, primarily those originated by its banking subsidiaries and other specialized units of Doral Financial, however, are held to maturity and classified as loans receivable. During the quarter ended March 31, 2001 and the years ended December 31, 2000, 1999 and 1998, Doral Financial issued $138 million, $651 million, $697 million and $543 million, respectively, in GNMA securities. During those same periods, Doral Financial also securitized $130 million, $457 million, $628 million and $557 million, respectively, of loans into mortgage-backed securities guaranteed by the Federal National Mortgage Association, or FNMA securities, or by the Federal Home Loan Mortgage Corporation, or FHLMC securities. Doral Financial normally sells most of the loans that it originates and that do not qualify for the guarantee or securitization programs of GNMA, FNMA or FHLMC, or non-conforming loans, to local financial institutions. Recently, Doral Financial has also sold non-conforming loans directly to FNMA and FHLMC.

INVESTMENTS
Doral Financial maintains a substantial portfolio of mortgage-backed and U.S. government and U.S. government agency securities. As of March 31, 2001, Doral Financial held securities for trading with a fair market value of $1.1 billion, approximately $881 million of which consisted of Puerto Rico GNMA securities, whose interest income is tax-exempt to Doral Financial. These securities are generally held by Doral Financial for longer periods prior to sale in order to maximize the tax-exempt interest received from them. As part of its strategy to maximize net interest income, Doral Financial also invests in securities that are classified as available-for-sale or held-to-maturity. As of March 31, 2001, Doral Financial held $1.0 billion in securities and other investments that were classified as held-to-maturity and $346 million in investment securities that were classified as available-for-sale.

BROKER-DEALER
Doral Financial conducts its broker-dealer activities in Puerto Rico through its broker-dealer subsidiary, Doral Securities, Inc. Doral Securities provides retail and institutional brokerage, financial advisory and investment banking services. As of March 31, 2001, the value of the assets held in Doral Securities' customer accounts totaled $282 million. For the quarter ended March 31, 2001 and the years ended December 31, 2000, 1999 and 1998, Doral Securities' net income was $254,000, $226,000, $1.3 million and $1.1 million, respectively.

INSURANCE AGENCY
Doral Financial conducts its insurance agency activities in Puerto Rico through Doral Insurance Agency, Inc., which commenced operations during December 2000. Doral Insurance Agency currently earns commissions by acting as agent in connection with the issuance of insurance policies by unaffiliated insurance companies. Doral Insurance Agency earned commissions of $598,000 for the quarter ended March 31, 2001.

REGULATION
Doral Financial and its subsidiaries are subject to a variety of federal, state and Puerto Rico laws and regulations. As a financial holding company, Doral Financial is subject to the regulations of the Board of Governors of the Federal Reserve System, and the Office of the Commissioner of Financial Institutions of Puerto Rico, or OCFI. Among other things, Doral Financial is required to meet minimum capital requirements and it must limit its activities to those that are financial in nature or incidental or complementary to a financial activity.

The activities of Doral Financial's mortgage banking subsidiaries are subject to FHA, VA, GNMA, FNMA, FHLMC, Department of Housing and Urban Development, OCFI and state regulations governing the origination, processing, selling and servicing of mortgage loans. Among other things, these rules prohibit discrimination, establish underwriting guidelines, require credit reports and, in some cases, fix maximum loan amounts for mortgages.

Doral Financial's banking subsidiaries are subject to OCFI, Federal Deposit Insurance Corporation, or FDIC, and Office of Thrift Supervision, or OTS, regulations. Among other things, these regulations govern the type and amount of credit that Doral Financial's banking subsidiaries may extend to their affiliates and require that most credit extended to affiliates be fully secured. The FDIC is required to take "prompt corrective action" if Doral Financial's banking subsidiaries do not meet minimum capital requirements. The FDIC has established five capital tiers to implement this requirement, which range from "well capitalized" to "critically undercapitalized." A bank's capital tier will depend on various capital measures and other qualitative factors and each capital tier subjects a bank to specific requirements. As of March 31, 2001, each of Doral Bank and Doral Bank, F.S.B., Doral Financial's only banking subsidiaries, met the capital measures necessary to qualify as "well capitalized" under the FDIC's regulations.

Doral Financial's banking and securities subsidiaries are only permitted to pay dividends if they are in compliance with the applicable regulatory requirements of federal and state bank regulatory authorities and securities regulators. Doral Financial must also maintain the required capital levels for a bank holding company before it can pay dividends on its stock.

THE COMMONWEALTH OF PUERTO RICO

GENERAL
Puerto Rico, the fourth largest and most economically developed Caribbean island, is located approximately 1,600 miles southeast of New York, New York, and 1,000 miles southeast of Miami, Florida. The average flying time from New York City is approximately 3 1/2 hours and the average flying time from Miami is 2 1/2 hours. Puerto Rico is approximately 100 miles long and 35 miles wide. According to the United States Census Bureau, Puerto Rico's population was approximately 3.8 million in 2000, compared to approximately 3.5 million in 1990. The Puerto Rico Planning Board estimates that the population of the San Juan metropolitan area currently exceeds 1.0 million.

Puerto Rico has been under the jurisdiction of the United States since 1898. The United States and Puerto Rico share a common defense, market and currency. As a U.S. commonwealth, Puerto Rico exercises virtually the same control over its internal affairs as a U.S. state government does over its internal affairs. There is a federal district court in Puerto Rico and most federal laws are applicable to Puerto Rico. The people of Puerto Rico are citizens of the United States, but do not vote in national elections and are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives, but has only limited voting rights. Most federal taxes, except those taxes such as social security taxes, which are imposed by mutual consent, are not levied in Puerto Rico.

THE ECONOMY
The Puerto Rico economy is fully integrated with the United States economy. During the Puerto Rico government's fiscal year ended June 30, 2000, approximately 88% of Puerto Rico's exports went to the United States mainland and approximately 56% of Puerto Rico's imports came from the United States mainland. The Puerto Rico economy's dominant sectors are manufacturing and services. While activity in the construction sector accounts for a relatively small portion of the Puerto Rico economy, this sector has shown significant growth in recent periods as demonstrated by the 52.1% increase in the total value of construction permits granted for the fiscal year ended June 30, 2000.

The Puerto Rico economy has expanded in each of the fiscal years in the five-year period ended June 30, 2000. Gross product increased during the period from $30.4 billion for fiscal 1996 to $41.4 billion for fiscal 2000, or $34.8 billion in 1996 prices, an increase of 36.3% in absolute terms and 14.7% in 1996 prices. According to the Puerto Rico Labor Department's Household Employment Survey, average annual employment increased from 1,092,200 in fiscal 1996 to 1,159,470 in fiscal 2000.

TAX STRUCTURE
United States citizens that are residents of Puerto Rico are not required to pay United States income taxes on income from sources within Puerto Rico. Puerto Rico corporations are treated as foreign corporations for United States income tax purposes and are generally subject to United States income tax only on income earned from the active conduct of a trade or business on the United States mainland or on income from certain investments in the United States. The interaction of federal and Puerto Rico tax laws allows the Puerto Rico government to enact legislation to encourage investment in certain sectors of the economy, such as new housing construction. For example, the interest earned on GNMA securities backed by FHA/VA loans used to purchase newly constructed housing in Puerto Rico is exempt from Puerto Rico income taxes. This exemption results in lower and more stable prices for this type of loan product. Puerto Rico financial institutions also enjoy advantages in investing in United States government obligations. As foreign corporations for United States tax purposes, they generally are not subject to United States income taxation on the interest they receive on portfolio investments in the United States. Additionally, as a result of Puerto Rico's relationship with the United States, United States government obligations are exempt from Puerto Rico income taxes.

PUERTO RICO MORTGAGE INDUSTRY
In general, the Puerto Rico mortgage market is an extension of the United States market with respect to regulation, investment ratings and pricing, except for the pricing of tax-exempt GNMA securities. Because of lower per-capita income levels and savings rates on the island, a large portion of the market consists of FHA/VA loans. Such loans have historically been an important source of financing for Puerto Rican home borrowers. Total mortgage originations in Puerto Rico for the year 2000 totaled $5.2 billion, including $3.9 billion in residential mortgages. According to Puerto Rico government reports, while housing units in Puerto Rico increased by nearly 230,000, or 19.3%, since 1990 (faster than the growth in population of 8.1% for that period), demand for low-income housing remains strong as a large portion of newly built homes have been non-primary residences. The Puerto Rico government has announced that it intends to subsidize the development of 50,000 new low-income housing units over the next four years.

THE OFFERING

     Common stock
     offered...............  4,400,000 shares

     Common stock
     outstanding after this
     offering..............  47,121,934 shares(1)

     Nasdaq National Market
     symbol................  DORL

     Use of proceeds.......  Doral Financial intends to use the net proceeds it receives from the sale of the shares of common stock for general corporate purposes, which may include (1) funding its mortgage banking activities in both Puerto Rico and the United States mainland,
                             (2) making capital contributions or extensions of credit to its existing and future banking and non-banking subsidiaries in both Puerto Rico and the United States mainland, (3) funding possible acquisitions of mortgage banking and other financial institutions and (4) reducing or refinancing Doral Financial's borrowings.

The number of shares of common stock offered and to be outstanding immediately after this offering does not include up to an additional 660,000 shares of common stock that the underwriters have an option to purchase from Doral Financial pursuant to the exercise of their over-allotment option.

The number of shares of common stock outstanding immediately after this offering also does not include shares issuable upon the exercise of outstanding stock options. These options have been granted pursuant to Doral Financial's stock option plan at exercise prices ranging from $11.250 to $20.063. As of June 30, 2001, the number of shares issuable by Doral Financial pursuant to outstanding stock options was 1,144,100.
---------------

(1)    Based on 42,721,934 shares outstanding at June 30, 2001.

RESULTS FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2001
On July 11, 2001, Doral Financial released its unaudited earnings for the quarter and six months ended June 30, 2001. The consolidated financial and other data set forth below for the quarter and six months ended June 30, 2001 is unaudited.

                                                  QUARTER ENDED                  SIX MONTHS ENDED
                                                     JUNE 30,                        JUNE 30,
                                            --------------------------      --------------------------
                                               2001            2000            2001            2000
------------------------------------------------------------------------------------------------------
                                                  (dollars in thousands, except per share data)
BALANCE SHEET DATA
Total assets..........................      $5,909,914      $5,389,727      $5,909,914      $5,389,727
Stockholders' equity..................         543,781         414,640         543,781         414,640
Common stockholders' equity per
  share...............................      $     9.81      $     8.02      $     9.81      $     8.02
INCOME STATEMENT DATA
Income before cumulative effect of
  change in accounting principle, net
  of taxes............................      $   30,595      $   20,599      $   58,658      $   40,875
Diluted earnings per common share
  before cumulative effect of change
  in accounting principle.............      $     0.65      $     0.46      $     1.25      $     0.92
OPERATING DATA
Loan production.......................      $1,051,000      $  820,000      $1,966,000      $1,602,000
Loan servicing portfolio..............       9,401,000       8,242,000       9,401,000       8,242,000
PERFORMANCE RATIOS
Return on average assets..............            2.10%           1.63%           2.27%           1.69%
Return on average common equity.......           26.94           22.76           29.31           23.55
ASSET QUALITY RATIOS
Non-performing assets to total assets
  at end of period....................            1.32%           1.34%           1.32%           1.34%
Non-performing loans to total loans at
  end of period.......................            3.28            3.99            3.28            3.99
Allowance for loan losses to total
  loans at end of period..............            0.50            0.45            0.50            0.45
Allowance for loan losses to total
  non-performing loans at end of
  period..............................           15.29           11.26           15.29           11.26
Net charge-offs to average loans
  outstanding.........................            0.02            0.01            0.03            0.03

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

Except for the information appearing under the captions "Operating data" and "Asset quality ratios," the financial data shown below for the five years ended December 31, 2000 is derived from information contained in Doral Financial's audited consolidated financial statements. Except for the information appearing under the captions "Operating data" and "Asset quality ratios," the financial data as of and for the quarters ended March 31, 2001 and 2000 is derived from Doral Financial's unaudited consolidated financial statements. The results of operations for the quarter ended March 31, 2001 may not be indicative of results to be expected for any future period. You should read the summary consolidated financial data presented below together with Doral Financial's consolidated financial statements and related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus, and with Doral Financial's historical financial information included under "Selected consolidated financial and other data" beginning on page S-20 of this prospectus supplement. Doral Financial has made certain reclassifications to data for years prior to 2000 to conform to year-2000 classifications. Per share information takes into account prior stock splits and dividends.

Net income for the year ended December 31, 1997 reflects a non-cash extraordinary charge to earnings of $12.3 million resulting from the issuance by Doral Financial in a private transaction of shares of its convertible preferred stock in exchange for the cancellation of $8.5 million of its outstanding subordinated debentures. The charge represents the excess of the fair value of the preferred stock on the date of the exchange over the net carrying amount of the debentures on Doral Financial's financial statements.

Absent this extraordinary charge, Doral Financial's return on average assets computed on income for the year ended December 31, 1997 would have been 2.19% and the return on average common equity would have been 19.29%.

On January 1, 2001, Doral Financial implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This accounting statement requires that Doral Financial recognize all derivatives held by it as either assets or liabilities in its statement of financial position and requires that Doral Financial measure those instruments at fair value. As part of its implementation of SFAS No. 133, Doral Financial reclassified $110 million of its held-to-maturity securities as available-for-sale and $130 million as trading securities. This reclassification resulted in a gain of $1.6 million in other comprehensive income and $5.9 million in the income statement as cumulative effect of change in accounting principle for the quarter ended March 31, 2001. Doral Financial also recognized an after-tax loss of $196,000 related to $100 million of interest rate swaps previously excluded from its financial statements.

The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. Both ratios have been computed using month-end averages.

                                QUARTER ENDED
                                  MARCH 31,                             YEAR ENDED DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                                 2001         2000         2000         1999         1998         1997         1996
-------------------------------------------------------------------------------------------------------------------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Total assets.............  $5,735,484   $4,791,466   $5,463,386   $4,537,343   $2,918,113   $1,857,789   $1,106,083
Stockholders' equity.....     528,655      399,036      505,710      384,982      269,559      186,955      150,531
Common stockholders'
  equity per share.......  $     9.48   $     7.66   $     8.99   $     7.46   $     6.46   $     4.85   $     4.13
INCOME STATEMENT DATA
Income before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle..............  $   28,066   $   20,276   $   84,656   $   67,926   $   52,832   $   32,548   $   27,041
Diluted income per common
  share before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle..............  $     0.60   $     0.45   $     1.85   $     1.50   $     1.26   $     0.85   $     0.71
OPERATING DATA
Loan production..........  $  915,000   $  782,000   $3,174,000   $2,722,000   $2,313,000   $1,037,000   $  817,000
Loan servicing
  portfolio..............   9,029,000    7,895,000    8,805,000    7,633,000    6,186,000    4,655,000    3,068,000
PERFORMANCE RATIOS
Return on average
  assets.................        2.45%        1.75%        1.66%        1.92%        2.17%        1.37%        2.68%
Return on average common
  equity.................       32.35        24.19        23.03        21.92        21.65        11.99        19.35
ASSET QUALITY RATIOS
Non-performing assets to
  total assets at end of
  period.................        1.29%        1.11%        1.26%        1.16%        1.95%        2.63%        3.87%
Non-performing loans to
  total loans at end of
  period.................        3.41         3.06         3.56         3.89         5.04         8.21         9.92
Allowance for loan losses
  to total loans at end
  of period..............        0.51         0.44         0.54         0.49         0.49         0.53         0.55
Allowance for loan losses
  to total non-performing
  loans at end of
  period.................       15.05        14.35        15.04        12.65         9.77         6.48         5.56
Net charge-offs to
  average loans
  outstanding............        0.01         0.01         0.05         0.15         0.01         0.02         0.20

--------------------------------------------------------------------------------

Risk factors

An investment in Doral Financial's common stock involves significant risks. You should carefully consider the following risk factors before you decide to purchase Doral Financial's common stock. You should also carefully read and consider all of the other information set forth in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus before you decide to purchase Doral Financial's common stock.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS MADE BY DORAL FINANCIAL.

Doral Financial may make forward-looking statements in this prospectus supplement or in documents incorporated by reference into this prospectus supplement and the accompanying prospectus, such as its Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 18, 2001, April 12, 2001, April 18, 2001 and July 12, 2001. These "forward-looking statements" are identified by the use of the words or phrases such as "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions.

Doral Financial cautions you not to place undue reliance on any of these forward-looking statements since they speak only as of the date made. Various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities, competitive and regulatory factors and legislative changes, could affect Doral Financial's financial performance and could cause Doral Financial's actual results for future periods to differ materially from those anticipated or projected. Except to the extent required by applicable laws or regulations, Doral Financial does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements.

FLUCTUATIONS IN INTEREST RATES MAY NEGATIVELY IMPACT DORAL FINANCIAL'S BUSINESS.

Interest rate fluctuations are the primary market risks affecting Doral Financial. Changes in interest rates affect the following areas of its business:

- the number of mortgage loans it originates and purchases;

- the interest income it earns on loans and securities;

- its gain on the sale of loans;

- the value of its securities holdings; and

- the value of its servicing asset and interest only strips.

INCREASES IN INTEREST RATES REDUCE DEMAND FOR MORTGAGE LOAN ORIGINATIONS AND REFINANCINGS.
Higher interest rates increase the cost of mortgage loans to consumers and therefore reduce consumer demand for mortgage loans. Reduced demand for mortgage loans negatively impacts Doral Financial's profits because it results in reduced loan originations by Doral Financial and lower mortgage origination income. Demand for refinance loans is particularly sensitive to increases in interest rates. Doral Financial has for many years relied on refinance loans for a large portion of its mortgage loan production.

INCREASES IN INTEREST RATES REDUCE NET INTEREST INCOME.
Increases in short-term interest rates reduce net interest income, which makes up an important part of Doral Financial's earnings. Net interest income is the difference between the interest received by Doral Financial on its assets and the interest paid on its borrowings. Most of Doral Financial's assets, like its mortgage loans and mortgage-backed securities, are long-term assets with fixed interest rates. In con-

RISK FACTORS
--------------------------------------------------------------------------------
trast, most of Doral Financial's borrowings are short-term. When interest rates rise, Doral Financial must pay more in interest on its borrowings while the interest earned on its assets does not rise as quickly. This causes profits to decrease.

INCREASES IN INTEREST RATES MAY REDUCE OR ELIMINATE GAIN ON SALE OF MORTGAGE LOANS.
If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, Doral Financial may realize a reduced gain or a loss on that sale.

INCREASES IN INTEREST RATES MAY REDUCE THE VALUE OF DORAL FINANCIAL'S MORTGAGE LOANS AND SECURITIES HOLDINGS.
Increases in interest rates may reduce the value of Doral Financial's financial assets and may have an adverse impact on its earnings and financial condition. Doral Financial owns a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

DECREASES IN INTEREST RATES MAY ADVERSELY AFFECT THE VALUE OF DORAL FINANCIAL'S SERVICING ASSET AND INTEREST ONLY STRIPS.
Decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of Doral Financial's servicing asset and interest only strips, or IOs. The servicing asset is the estimated present value of the fees Doral Financial expects to receive on the mortgages it services over their expected term. IOs are the estimated present value of cash flows Doral Financial expects to receive on the economic interest it retains in loans sold or securitized. Doral Financial records the value of its servicing asset and IOs on its financial statements based on what other financial institutions have paid for similar servicing rights or IOs in recent unrelated transactions. If prepayments increase above expected levels, the value of Doral Financial's servicing asset and IOs will decrease because the amount of future fees or cash flows expected to be received by Doral Financial from the servicing asset and IOs will decrease. Doral Financial may be required to recognize this decrease in value by taking a charge against its earnings.

DORAL FINANCIAL MAY SUFFER LOSSES FROM MORTGAGE LOANS IT HOLDS PENDING SALE OR THAT IT SELLS BUT FOR WHICH IT RETAINS ALL OR A PORTION OF THE CREDIT RISK.

Doral Financial is generally at risk for mortgage loan defaults from the time it funds a loan until the time such loan is sold or securitized into a mortgage-backed security. Doral Financial also often retains all or part of the credit risk on sales of mortgage loans that do not qualify for GNMA, FNMA or FHLMC sale or exchange programs and consequently may suffer losses on these loans. Doral Financial suffers losses on these loans when the proceeds from a foreclosure sale of the property underlying a defaulted mortgage loan are less than the loan's outstanding principal balance and the costs of foreclosing on the related property.

DORAL FINANCIAL IS SUBJECT TO DEFAULT RISK IN CONNECTION WITH THE LOANS IT ORIGINATES FOR ITS OWN PORTFOLIO.

Doral Financial is subject to the risk of loss from loan defaults and foreclosures with respect to the loans originated for its own portfolio, including those loans originated by its banking subsidiaries for investment. Doral Financial establishes provisions for loan losses, which are charged to operations, in order to maintain its allowance for loan losses at a level which management deems to be appropriate based upon management's assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in its market area and other factors related to the collectibility of the loan portfolio. Although Doral Financial's management utilizes its best judgment in providing for loan losses, there can be no assurance that management has accurately estimated the level of future loan losses or that Doral Financial will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons

RISK FACTORS
--------------------------------------------------------------------------------
beyond its control. Any such increases in Doral Financial's provisions for loan losses or any loan losses in excess of its provisions for loan losses could have a negative impact on Doral Financial's future financial condition and results of operations.

INCREASES IN DORAL FINANCIAL'S ORIGINATIONS OF CONSTRUCTION AND COMMERCIAL LOANS HAVE INCREASED DORAL FINANCIAL'S CREDIT RISK.

Doral Financial's recent increase in originations of construction loans and mortgage loans secured by income producing residential buildings and commercial properties has increased the credit risks that Doral Financial faces. These types of loans involve greater credit risks than residential mortgage loans because they are larger in size and concentrate more risk in a single borrower. The properties securing these loans are also harder to dispose of in foreclosure.

DORAL FINANCIAL IS EXPOSED TO GREATER RISK BECAUSE ITS BUSINESS IS CONCENTRATED IN PUERTO RICO.

Doral Financial's business activities and credit exposure are concentrated in Puerto Rico. Consequently, its financial condition and results of operations are highly dependent on economic conditions in Puerto Rico. Adverse political or economic developments or nature-related occurrences, such as hurricanes, could result in a downturn in loan originations, an increase in the level of nonperforming assets, an increase in the rate of foreclosure loss on mortgage loans and a reduction in the value of Doral Financial's loans and loan servicing portfolio, all of which would negatively affect Doral Financial's profitability.

DORAL FINANCIAL IS SUBJECT TO RISKS IN SERVICING LOANS FOR OTHERS.

Doral Financial's profitability may also be adversely affected by mortgage loan delinquencies and defaults on mortgage loans that it services for third parties. Under many of its servicing contracts, Doral Financial must forward all or part of the scheduled payments to the owner of a mortgage loan, even when mortgage loan payments are delinquent. In addition, in order to protect their liens on mortgaged properties, owners of mortgage loans usually require that Doral Financial, as servicer, pay mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. Doral Financial generally recovers its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, Doral Financial must absorb the cost of the funds it advances during the time the advance is outstanding. Doral Financial must also bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be canceled as part of the foreclosure proceedings and Doral Financial will not receive any future servicing income with respect to that loan.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT THE PROFITABILITY OF DORAL FINANCIAL'S U.S. OPERATIONS.

Doral Financial will encounter greater competition as it expands its operations on the United States mainland. Many institutions with which Doral Financial competes on the U.S. mainland have significantly greater assets, capital, name recognition and other resources. As a result, many of Doral Financial's competitors on the U.S. mainland have advantages in conducting certain businesses and providing certain services. Increased competition could force Doral Financial to increase the rates it offers on deposits or lower the rates it charges on loans and, consequently, could adversely affect the profitability of Doral Financial's U.S. operations.

CHANGES IN STATUTES AND REGULATIONS COULD ADVERSELY AFFECT DORAL FINANCIAL.

As a financial institution, Doral Financial is subject to extensive federal and local governmental supervision and regulation. Any change in regulation, whether by applicable regulators or as a result of legislation enacted by the United States Congress or by the applicable local legislatures, could have a substantial impact on Doral Financial's operations and profitability.

--------------------------------------------------------------------------------

Recent developments

DISCUSSION OF RESULTS FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2001

On July 11, 2001, Doral Financial released its unaudited earnings for the quarter and six months ended June 30, 2001. The consolidated financial and other data set forth below for the quarter and six months ended June 30, 2001 is unaudited.

                                                  QUARTER ENDED                  SIX MONTHS ENDED
                                                     JUNE 30,                        JUNE 30,
                                            --------------------------      --------------------------
                                               2001            2000            2001            2000
------------------------------------------------------------------------------------------------------
                                                  (dollars in thousands, except per share data)
BALANCE SHEET DATA
Total assets..........................      $5,909,914      $5,389,727      $5,909,914      $5,389,727
Stockholders' equity..................         543,781         414,640         543,781         414,640
Common stockholders' equity per
  share...............................      $     9.81      $     8.02      $     9.81      $     8.02
INCOME STATEMENT DATA
Income before cumulative effect of
  change in accounting principle, net
  of taxes............................      $   30,595      $   20,599      $   58,658      $   40,875
Diluted earnings per common share
  before cumulative effect of change
  in accounting principle.............      $     0.65      $     0.46      $     1.25      $     0.92
OPERATING DATA
Loan production.......................      $1,051,000      $  820,000      $1,966,000      $1,602,000
Loan servicing portfolio..............       9,401,000       8,242,000       9,401,000       8,242,000
PERFORMANCE RATIOS
Return on average assets..............            2.10%           1.63%           2.27%           1.69%
Return on average common equity.......           26.94           22.76           29.31           23.55
ASSET QUALITY RATIOS
Non-performing assets to total assets
  at end of period....................            1.32%           1.34%           1.32%           1.34%
Non-performing loans to total loans at
  end of period.......................            3.28            3.99            3.28            3.99
Allowance for loan losses to total
  loans at end of period..............            0.50            0.45            0.50            0.45
Allowance for loan losses to total
  non-performing loans at end of
  period..............................           15.29           11.26           15.29           11.26
Net charge-offs to average loans
  outstanding.........................            0.02            0.01            0.03            0.03

RESULTS OF OPERATIONS
Doral Financial's net income for the quarter ended June 30, 2001 was $30.6 million, or $0.65 per diluted share, compared to $20.6 million, or $0.46 per diluted share, for the comparable period of 2000, which represents an increase of 49% and 41%, respectively. Doral Financial's income for the first six months of 2001, before the cumulative effect of a change in accounting principles, was $58.7 million, or $1.25 per diluted share, compared to $40.9 million, or $0.92 per diluted share, for the comparable period of 2000, which represents an increase of 44% and 36%, respectively.

Doral Financial's net interest income for the quarter and six months ended June 30, 2001 was $16.6 million and $30.3 million, respectively, compared to $10.6 million and $21.6 million for the respective periods of 2000, which represent increases of 57% and 40%, respectively. The increase in net interest income for the first six months of 2001, as compared to net interest income for the first six months of 2000, resulted primarily from the increase in Doral Financial's average interest-earning assets and the decrease in short-term interest rates during the period. Doral Financial's average interest-earning assets

RECENT DEVELOPMENTS
--------------------------------------------------------------------------------
for the six months ended June 30, 2001 grew by approximately 20% compared to the six months ended June 30, 2000.

Doral Financial's provision for loan losses totaled $981,000 and $2.1 million for the quarter and six months ended June 30, 2001, respectively, compared to $807,000 and $1.7 million for the quarter and six months ended June 30, 2000, respectively. The increase in the provision for loan losses was primarily the result of the increase in the size of Doral Financial's loan portfolio as well as an increase in the amount of construction, commercial real estate and other commercial loans which have a greater credit risk and for which Doral Financial consequently provides a higher provision for loan losses.

Doral Financial's total non-interest income for the quarter and six months ended June 30, 2001 increased by 35% and 33%, respectively, compared to the quarter and six months ended June 30, 2000 to $52.7 million and $101.1 million, respectively. Net gains from mortgage loan sales and fees increased by 44% and 64%, respectively, during the quarter and six months ended June 30, 2001 to $45.5 million and $91.4 million, respectively, as compared to the respective periods of 2000. The increases were mainly the result of a greater volume of loan originations, loan sales and securitizations, as well as greater profitability achieved on loan sales and securitizations.

Loan servicing income for the quarter and six months ended June 30, 2001 increased by $967,000 and $1.5 million, respectively, or 15% and 12%, compared to the quarter and six months ended June 30, 2000, respectively, due to the increase in the principal amount of loans serviced.

Trading account activities for the quarter and six months ended June 30, 2001 resulted in losses of $4.0 million and $14.9 million, respectively. Trading account activities include both realized and unrealized losses on Doral Financial's trading securities as well as gains and losses on hedging activities.

Other income, commissions and fees increased 100% and 84% during the quarter and six months ended June 30, 2001, respectively, as compared to the quarter and six months ended June 30, 2000. The increases for the quarter and six months ended June 30, 2001 resulted primarily from the increased commissions and fees earned by Doral Financial's banking, broker-dealer and insurance agency subsidiaries. Doral Financial's insurance agency activities commenced in December 2000 and generated commissions of $1.7 million for the first six months of 2001.

FINANCIAL CONDITION
As of June 30, 2001, Doral Financial's total assets were $5.9 billion compared to $5.5 billion as of December 31, 2000. This increase was comprised principally of a net increase in loans of $424.7 million, a net increase in money market investments of $128.9 million offset by a net decrease in investment securities and other instruments of $148.5 million. As of June 30, 2001, Doral Financial's banking subsidiaries had $3.1 billion in assets, compared to $2.7 billion as of December 31, 2000.

Total liabilities were $5.4 billion as of June 30, 2001 compared to $5.0 billion as of December 31, 2000. This increase was largely attributable to increases in notes payable, deposit accounts and FHLB advances that occurred during the six months ended June 30, 2001. As of June 30, 2001, deposit accounts totaled $1.5 billion, compared to $1.3 billion as of December 31, 2000.

Stockholders' equity increased approximately 7.5% from $506 million at December 31, 2000 to $544 million at June 30, 2001, primarily as a result of net income earned during the six months ended June 30, 2001.

Non-performing assets totaled $77.9 million as of June 30, 2001 as compared to $68.7 million as of December 31, 2000. This amount excludes $33.3 million and $26.5 million of FHA/VA loans that were 90 days or more past due as of June 30, 2001 and as of December 31, 2000, respectively. Doral Financial does not classify these loans as non-performing assets because the principal balance of these loans is insured or guaranteed under applicable FHA or VA programs. Approximately 76% of Doral Financial's total non-performing assets as of June 30, 2001 consisted of residential mortgage loans.

RECENT DEVELOPMENTS
--------------------------------------------------------------------------------

Loan delinquencies have historically been higher in Puerto Rico than on the United States mainland, but actual foreclosures and losses on foreclosure have historically been lower. Doral Financial has historically experienced a low level of loan charge-offs because most of its loans are secured by real estate. Doral Financial's net charge-offs amounted to 0.03% and 0.03% of average loans outstanding for the six months ended June 30, 2001 and 2000, respectively.

UPGRADING OF DORAL FINANCIAL'S DEBT RATINGS BY MOODY'S INVESTORS SERVICE

On June 29, 2001, Moody's Investors Service announced that it had upgraded the senior debt rating of Doral Financial Corporation from Baa3 to Baa2 and its subordinated debt rating from Ba1 to Baa3.

A security rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each of these ratings reflects only the view of Moody's Investors Service at the time the rating was issued, and any explanation of the significance of such rating may be obtained only from Moody's Investors Service. There is no assurance that any such rating will remain in effect for any given period of time or that such rating will not be lowered, suspended or withdrawn entirely by Moody's Investors Service, if in Moody's Investors Service's judgment, circumstances so warrant. Each rating should be evaluated independently of any other rating issued by Moody's Investors Service or any other rating agency.

--------------------------------------------------------------------------------

Use of proceeds

Doral Financial estimates that the net proceeds to it from this offering will be approximately $133,360,000, or approximately $153,424,000 if the underwriters exercise their over-allotment option in full to purchase 660,000 additional shares. This estimate is based on the public offering price of $32.00 per share and the deduction of the underwriting discounts and commissions and estimated offering expenses payable by Doral Financial.

Doral Financial intends to use the net proceeds it receives from the sale of the shares of common stock for general corporate purposes, which may include (1) funding its mortgage banking activities in both Puerto Rico and the United States mainland, (2) making capital contributions or extensions of credit to its existing and future banking and non-banking subsidiaries in both Puerto Rico and the United States mainland, (3) funding possible acquisitions of mortgage banking and other financial institutions, and (4) reducing or refinancing Doral Financial's borrowings. Pending these uses, Doral Financial may invest the net proceeds it receives from this offering in marketable securities.

Doral Financial does not currently have any binding agreement with respect to any acquisition.

--------------------------------------------------------------------------------

Price range of common stock and dividend policy

Doral Financial's common stock is quoted on the Nasdaq National Market under the symbol "DORL." The following table sets forth on a per share basis the high and low sales prices for Doral Financial's common stock as reported on the Nasdaq National Market for the quarters indicated, and the cash dividends declared on the common stock during such periods.

                                                                                         CASH
                                                                 PRICE RANGE        DIVIDENDS
                                                              ------------------     DECLARED
                                                                 HIGH        LOW    PER SHARE
---------------------------------------------------------------------------------------------
1999
First Quarter...............................................  $21.625    $17.125     $0.060
Second Quarter..............................................   19.000     15.813      0.080
Third Quarter...............................................   18.000     13.063      0.080
Fourth Quarter..............................................   13.875     10.625      0.080
2000
First Quarter...............................................  $11.812    $ 8.750     $0.080
Second Quarter..............................................   12.500     10.312      0.100
Third Quarter...............................................   16.250     11.250      0.100
Fourth Quarter..............................................   25.562     15.562      0.100
2001
First Quarter...............................................  $30.000    $22.438     $0.100
Second Quarter..............................................   34.650     26.060      0.125
Third Quarter through July 26, 2001.........................   37.180     32.000

On July 26, 2001, the last reported sale price for Doral Financial's common stock on the Nasdaq National Market was $33.26. As of that date, there were 651 holders of record of Doral Financial's common stock. This number excludes beneficial owners of common stock held in street name.

Doral Financial's current policy is to pay a cash dividend of $0.125 per share of common stock per quarter, or $0.50 per share per year. The dividend payment for the quarter ended March 31, 2001, which was paid on June 1, 2001, represented a 25% increase over the prior quarterly dividend payment. Doral Financial has paid a cash dividend on its common stock in every quarter since 1990.

Doral Financial's continued payment of dividends in the future depends on a number of factors. These factors include capital requirements, compliance with the covenants contained in its debt instruments, statutory and regulatory limitations, its financial condition and results of operations and tax considerations. Doral Financial cannot give any assurance that it will continue to pay dividends in the future or that the amount of dividends will not be reduced.

The Puerto Rico Internal Revenue Code generally imposes a special 10% withholding tax on the amount of any dividends paid by Doral Financial to individuals, whether residents of Puerto Rico or not, trusts, estates, special partnerships and to foreign corporations and partnerships that are not engaged in trade or business in Puerto Rico. Prior to the first dividend distribution for the taxable year, individuals who are residents of Puerto Rico may elect for this withholding tax not to apply and to have the dividends taxed at the regular graduated rates.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
--------------------------------------------------------------------------------

United States citizens who are not residents of Puerto Rico may also make such an election except that, notwithstanding the making of such election, a 10% withholding will still be made on the amount of any dividend distribution unless the individual files with Doral Financial's transfer agent prior to the first distribution date for the taxable year an exemption certificate stating that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions will not be subject to Puerto Rico income taxes. United States income tax law permits a credit against United States income tax liability, subject to certain limitations, for Puerto Rico income taxes paid or deemed paid with respect to such dividends. For additional information regarding the Puerto Rico tax consequences of investing in Doral Financial's common stock, see "Taxation -- Puerto Rico Taxation."

--------------------------------------------------------------------------------

Capitalization

The following table shows the unaudited consolidated indebtedness and capitalization of Doral Financial as of March 31, 2001 on an actual basis and as adjusted to reflect the issuance and sale of the shares of common stock offered by this prospectus supplement less the underwriting discounts and commissions and the estimated offering costs of $400,000. In addition to the indebtedness reflected below, Doral Financial had deposits of $1.4 billion as of March 31, 2001. This table should be read in conjunction with Doral Financial's consolidated financial statements and the related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                AS OF MARCH 31, 2001
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
--------------------------------------------------------------------------------------
                                                               (dollars in thousands)
Short-term borrowings:
  Loans payable.............................................  $  304,229   $  304,229
  Short-term portion of notes payable.......................      74,365       74,365
  Short-term portion of securities sold under agreements to
     repurchase.............................................   1,480,863    1,480,863
  Short-term portion of advances from the Federal Home Loan
     Bank...................................................          --           --
                                                              ----------   ----------
     Total short-term borrowings............................  $1,859,457   $1,859,457
                                                              ==========   ==========
Long-term borrowings:
  Long-term portion of notes payable........................  $  451,110   $  451,110
  Long-term portion of securities sold under agreements to
     repurchase.............................................     751,824      751,824
  Long-term portion of advances from the Federal Home Loan
     Bank...................................................     487,500      487,500
                                                              ----------   ----------
     Total long-term borrowings.............................  $1,690,434   $1,690,434
                                                              ==========   ==========
Stockholders' equity:
  Serial preferred stock ($1.00 par value, 10,000,000 shares
     authorized) at aggregate liquidation preference........  $  124,750   $  124,750
  Common stock, $1.00 par value, 200,000,000 shares
     authorized; 42,673,034 shares issued (47,073,034 as
     adjusted) and 42,617,034 outstanding (47,017,034 as
     adjusted)..............................................      42,673       47,073
  Additional paid-in capital................................      67,425      196,385
  Legal surplus.............................................       5,982        5,982
  Retained earnings.........................................     292,783      292,783
  Accumulated other comprehensive income (loss) net of
     taxes(1)...............................................      (4,902)      (4,902)
  Treasury stock at par value, 56,000 shares................         (56)         (56)
                                                              ----------   ----------
     Total stockholders' equity.............................  $  528,655   $  662,015
                                                              ==========   ==========

---------------
(1) Consists of unrealized gain on securities available for sale, net of deferred tax.

The above table does not reflect:

- Up to 660,000 shares that may be sold by Doral Financial to the underwriters pursuant to the exercise of the underwriters' over-allotment option; and

- The shares that may be issued by Doral Financial pursuant to outstanding stock options. As of March 31, 2001, the number of shares issuable by Doral Financial pursuant to outstanding stock options was 1,249,000 (1,144,100 as of June 30, 2001).

--------------------------------------------------------------------------------

Selected consolidated financial and other data

The following table shows certain selected consolidated financial and operating data of Doral Financial on an historical basis as of and for the quarters ended March 31, 2001 and 2000, and for each of the five years in the period ended December 31, 2000. Except for the information appearing under the captions "Operating data" and "Asset quality ratios," the financial data shown below for the five years ended December 31, 2000 is derived from information contained in Doral Financial's audited consolidated financial statements. Except for the information appearing under the captions "Operating data" and "Asset quality ratios," the financial data as of and for the quarters ended March 31, 2001 and 2000, is derived from Doral Financial's unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for those periods. The results of operations for the quarter ended March 31, 2001 may not be indicative of results to be expected for any future period. You should read the summary consolidated financial data presented below together with Doral Financial's consolidated financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Doral Financial has made certain reclassifications to data for years prior to 2000 to conform to year-2000 classifications. All per share information shown in the table takes into account prior stock splits and dividends.

Net income for the year ended December 31, 1997 reflects a non-cash extraordinary charge to earnings of $12.3 million resulting from the issuance by Doral Financial in a private transaction of shares of its convertible preferred stock in exchange for the cancellation of $8.5 million of its outstanding subordinated debentures. The charge represents the excess of the fair value of the preferred stock on the date of the exchange over the net carrying amount of the debentures on Doral Financial's financial statements. Absent this extraordinary charge, Doral Financial's return on average assets computed on income before extraordinary item for the year ended December 31, 1997 would have been 2.19% and the return on average common equity would have been 19.29%.

On January 1, 2001, Doral Financial implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This accounting statement requires that Doral Financial recognize all derivatives held by it as either assets or liabilities in the statement of financial position and requires that Doral Financial measure those instruments at fair value. As part of its implementation of SFAS No. 133, Doral Financial reclassified $110 million of its held-to-maturity securities as available-for-sale and $130 million as trading securities. This reclassification resulted in a gain of $1.6 million in other comprehensive income and $5.9 million in the income statement as cumulative effect of change in accounting principle for the quarter ended March 31, 2001. Doral Financial also recognized an after-tax loss of $196,000 related to $100 million on interest rate swaps previously excluded from its financial statements.

The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. The average equity to average assets ratio is computed by dividing average assets for the period by average stockholders' equity. All ratios have been computed using month-end averages. The return on average assets and average common equity ratios for the quarters ended March 31, 2001 and 2000 have been presented on an annualized basis.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

                                       QUARTER ENDED
                                         MARCH 31,                                 YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                        2001          2000          2000          1999          1998          1997          1996
--------------------------------------------------------------------------------------------------------------------------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA
Interest income................  $    86,143   $    71,504   $   325,545   $   211,679   $   150,051   $    90,131   $    66,987
Interest expense...............       72,425        60,546       283,241       161,795       114,786        61,438        46,443
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income............       13,718        10,958        42,304        49,884        35,265        28,693        20,544
Provision for loan losses......        1,085           848         4,078         2,626           883           792           797
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income after
 provision for loan losses.....       12,633        10,110        38,226        47,258        34,382        27,901        19,747
Non-interest income............       48,408        36,921       164,585       126,911        86,340        45,286        40,846
Non-interest expense...........       29,147        24,438       106,659        97,556        60,883        35,390        29,314
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before taxes,
 extraordinary item and
 cumulative gain effect of
 change in accounting
 principle.....................       31,894        22,593        96,152        76,613        59,839        37,797        31,279
Income taxes...................        3,828         2,317        11,496         8,687         7,007         5,249         4,238
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income before extraordinary
 item and cumulative gain
 effect of change in accounting
 principle.....................       28,066        20,276        84,656        67,926        52,832        32,548        27,041
Extraordinary item -- non-cash
 loss on extinguishment of
 debt..........................           --            --            --            --            --        12,317            --
Cumulative gain effect of
 change in accounting
 principle.....................        5,929            --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Net income..................  $    33,995   $    20,276   $    84,656   $    67,926   $    52,832   $    20,231   $    27,041
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
   Cash dividends paid.........  $     6,608   $     4,711   $    22,749   $    17,269   $     9,975   $     7,199   $     6,008
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
PER COMMON SHARE DATA
Basic
 Income before extraordinary
   item and cumulative gain
   effect of change in
   accounting principle........  $      0.60   $      0.46   $      1.86   $      1.55   $      1.31   $      0.89   $      0.75
 Extraordinary item............           --            --            --            --            --         (0.34)           --
 Cumulative gain effect of
   change in accounting
   principle...................         0.14            --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Net income..................  $      0.74   $      0.46   $      1.86   $      1.55   $      1.31   $      0.55   $      0.75
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Diluted
 Income before extraordinary
   item and cumulative gain
   effect of change in
   accounting principle........  $      0.60   $      0.45   $      1.85   $      1.50   $      1.26   $      0.85   $      0.71
 Extraordinary item............           --            --            --            --            --         (0.32)           --
 Cumulative gain effect of
   change in accounting
   principle...................         0.13            --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Net income..................  $      0.73   $      0.45   $      1.85   $      1.50   $      1.26   $      0.53   $      0.71
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========
Cash dividends.................  $      0.10   $      0.08   $      0.38   $      0.30   $      0.23   $      0.20   $      0.17
Stockholders' equity...........  $      9.48   $      7.66   $      8.99   $      7.46   $      6.46   $      4.85   $      4.13
Weighted average shares
 outstanding:
 Basic.........................   42,524,475    40,428,920    41,887,708    40,428,920    39,941,068    36,680,158    36,266,244
 Diluted.......................   43,213,663    42,362,634    42,093,509    42,421,477    41,928,186    38,728,632    38,725,072

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

                                       QUARTER ENDED
                                         MARCH 31,                                 YEAR ENDED DECEMBER 31,
                                 -------------------------   -------------------------------------------------------------------
                                        2001          2000          2000          1999          1998          1997          1996
--------------------------------------------------------------------------------------------------------------------------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
BALANCE SHEET DATA
Mortgage loans held for sale...  $ 1,528,447   $ 1,276,740   $ 1,354,605   $ 1,015,703   $   883,048   $   404,672   $   260,175
Trading securities.............    1,143,380     1,002,957     1,101,938       862,698       606,918       620,288       436,125
Securities held to maturity....    1,026,902     1,482,409     1,558,313     1,509,060       190,778       143,534       107,222
Securities available for
 sale..........................      346,318       143,442       182,374        66,325       408,888       240,876        12,007
Loans receivable, net..........      463,038       288,726       398,191       231,184       166,987       133,055       128,766
Total assets...................    5,735,484     4,791,466     5,463,386     4,537,343     2,918,113     1,857,789     1,106,083
Loans payable and securities
 sold under agreements to
 repurchase....................    2,536,916     2,593,965     2,648,475     2,281,416     1,624,032     1,076,912       584,294
Notes payable..................      525,475       455,425       444,746       461,053       199,733       164,934       152,126
Deposit accounts...............    1,394,920     1,087,346     1,303,525     1,010,424       533,113       300,494       158,902
Stockholders' equity...........      528,655       399,036       505,710       384,982       269,559       186,955       150,531

OPERATING DATA
 Loan Production...............  $   915,000   $   782,000   $ 3,174,000   $ 2,722,000   $ 2,313,000   $ 1,037,000   $   817,000
 Loan Servicing Portfolio......    9,029,000     7,895,000     8,805,000     7,633,000     6,186,000     4,655,000     3,068,000

PERFORMANCE RATIOS
Return on average assets.......         2.45%         1.75%         1.66%         1.92%         2.17%         1.37%         2.68%
Return on average common
 equity........................        32.35         24.19         23.03         21.92         21.65         11.99         19.35
Average equity to average
 assets........................         9.30          8.52          8.49         10.04         10.00         11.39         13.81

ASSET QUALITY RATIOS
Non-performing assets to total
 assets at end of period.......         1.29%         1.11%         1.26%         1.16%         1.95%         2.63%         3.87%
Non-performing loans to total
 loans at end of period........         3.41          3.06          3.56          3.89          5.04          8.21          9.92
Allowance for loan losses to
 total loans at end of
 period........................         0.51          0.44          0.54          0.49          0.49          0.53          0.55
Allowance for loan losses to
 total non-performing loans at
 end of period.................        15.05         14.35         15.04         12.65          9.77          6.48          5.56
Net charge-offs to average
 loans outstanding.............         0.01          0.01          0.05          0.15          0.01          0.02          0.20

--------------------------------------------------------------------------------

Management

The following table provides information regarding Doral Financial's directors and executive officers as of July 1, 2001.

NAME                                             AGE   TITLE
------------------------------------------------------------------------------------------------------
Salomon Levis(1)(3)............................  58    Chairman of the Board, Chief Executive Officer
                                                       and Director
Zoila Levis(1)(3)..............................  53    President, Chief Operating Officer and Director
Richard F. Bonini..............................  62    Senior Executive Vice President, Chief
                                                       Financial Officer, Secretary and Director
A. Brean Murray................................  64    Director
Edgar M. Cullman, Jr(2)........................  55    Director
John L. Ernst(2)...............................  60    Director
Efraim Kier....................................  71    Director
Harold D. Vicente..............................  56    Director
Mario S. Levis(3)..............................  37    Executive Vice President and Treasurer
Ricardo Melendez...............................  42    Senior Vice President and Chief Accounting
                                                       Officer
Fernando Rivera Munich.........................  47    Senior Vice President, General Counsel and
                                                       Assistant Secretary
Francisco Rivero...............................  41    Executive Vice President Administration and New
                                                       Business Development
Frederick C. Teed..............................  43    Executive Vice President-Banking Operations
Carlos Vina....................................  34    Vice President and Corporate Controller

---------------
(1)    Salomon Levis and Zoila Levis are siblings.

(2)    Edgar M. Cullman, Jr. and John L. Ernst are cousins.

(3)    Mario S. Levis is the nephew of Salomon Levis and Zoila Levis.

Information concerning the principal occupation of directors and executive officers of Doral Financial during the past five years is set forth below.

Salomon Levis. Mr. Levis has been the Chairman of the Board and Chief Executive Officer of Doral Financial since February 1990. He also serves as Chairman of the Board of Doral Bank; Doral Bank, F.S.B.; Doral Mortgage Corporation; Doral Securities, Inc.; Sana Investment Mortgage Bankers, Inc.; Doral Insurance Agency, Inc.; and Doral Money, Inc., each a direct or indirect wholly owned subsidiary of Doral Financial.

Zoila Levis. Ms. Levis has served as the President and Chief Operating Officer of Doral Financial since August 1991. She also serves as a Director of Doral Bank, Doral Insurance Agency, Inc. and Doral Securities, Inc.

Richard F. Bonini. Mr. Bonini has been a Senior Executive Vice President of Doral Financial since 1988. He has also served as Chief Financial Officer of Doral Financial since April 1996 and as Secretary of Doral Financial since December 1991. He also serves as a director and Secretary of Doral Bank and Doral Bank, F.S.B., as President of Doral Money, Inc. and as Secretary of Doral Mortgage Corporation. Mr. Bonini was formerly a director of Search Capital Group, a company involved in automobile financing that filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in February 1998.

MANAGEMENT
--------------------------------------------------------------------------------

A. Brean Murray. Mr. Murray has served as the Chairman of the Board and Chief Executive Officer of Brean Murray & Co., Inc., an investment banking firm, since 1973. Mr. Murray also serves as a director of American Asset Management, a money management firm, BMI Capital Corp., an asset management firm, and Somanetics Corporation, a medical devices company. Mr. Murray was formerly a director of Search Capital Group, a firm engaged in automobile financing, which filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in February 1998.

Edgar M. Cullman, Jr. Mr. Cullman, Jr. has been the President and Chief Executive Officer of General Cigar Holdings, Inc. since December 1996. He served as the Chief Executive Officer of Culbro Corporation from April 1996 to December 1996 and as President of Culbro Corporation from 1984 to December 1996. Mr. Cullman, Jr. is also a director of General Cigar Holdings, Inc. and Bloomingdale Properties, Inc., a company involved in real estate investments. Mr. Cullman, Jr. formerly served as a director of The Eli Witt Company, which filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996.

John L. Ernst. Mr. Ernst has been the Chairman of the Board and President of Bloomingdale Properties, Inc. since September 1984. He also serves as a director of General Cigar Holdings, Inc. and Griffin Land & Nurseries, Inc.

Efraim Kier. Mr. Kier has served as the President and Chief Executive Officer of A&M Contractors, a San Juan, Puerto Rico real estate development and management company, since 1978.

Harold D. Vicente. Mr. Vicente is an attorney in private practice with the law firm of Vicente & Cuebas, San Juan, Puerto Rico. He has acted in such capacity for more than the past five years.

Mario S. Levis. Mr. Levis has served as an Executive Vice President of Doral Financial since September 1995 and as the Treasurer of Doral Financial since December 1991. He is also a director of Doral Securities, Inc. and an Executive Vice President of Doral Mortgage Corporation.

Ricardo Melendez. Mr. Melendez has served as the Chief Accounting Officer of Doral Financial since July 1995 and as a Senior Vice President of Doral Financial since April 2001.

Fernando Rivera Munich. Mr. Rivera Munich has served as the Vice President, General Counsel, Senior Compliance Officer and Assistant Secretary since March 1, 1999 and as a Senior Vice President since April 2001. He has also served as the President of Doral Insurance Agency since December 1, 2000. Prior to joining Doral Financial, Mr. Rivera Munich acted as special counsel for the law firm of McConnell Valdes from August 1998 to February 1999 and Vice President and General Counsel, Citibank, Puerto Rico branch, Central American and Caribbean region, from July 1990 to July 1998.

Francisco Rivero.  Mr. Rivero has served as the Executive Vice
President -- Administration and New Business Development of Doral Financial since 1998. Prior to joining Doral Financial, Mr. Rivero served as the Regional Vice President and Puerto Rico General Manager of Hamilton Bank, NA from 1997 to 1998 and as the President of the Economic Development Bank for Puerto Rico from 1993 to 1997.

Frederick C. Teed.  Mr. Teed has served as the Executive Vice
President -- Banking Operations since March 1, 1996. He also serves as a director of Doral Bank. For more than five years prior to joining Doral Financial, he was employed by the Office of Thrift Supervision, Department of the U.S. Treasury, as a federal thrift regulator.

Carlos Vina. Mr. Vina has served as Corporate Controller of Doral Financial since April 1997 and as Vice President of Doral Financial since April 2001. From November 1992 to April 1997 he served as the Controller of Doral Financial's H.F. Mortgage Bankers Division.

--------------------------------------------------------------------------------

Taxation

GENERAL

The following is a summary of the material Puerto Rico and United States federal income tax considerations relating to the purchase, ownership and disposition of the common stock. The statements of law or legal conclusions set forth in this summary represent the opinion of Pietrantoni Mendez & Alvarez LLP, counsel to Doral Financial. This summary is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the common stock and does not describe any income tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

This summary is based on the provisions of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"), and the United States Internal Revenue Code of 1986, as amended (the "US Code"), as in effect on the date of this prospectus supplement, as well as the legislative history of the PR Code and the US Code, regulations (including existing and proposed regulations of the Puerto Rico Department of the Treasury and existing and proposed regulations of the U.S. Department of the Treasury ("US Treasury Regulations")), administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively.

Prospective purchasers of the common stock should consult their own tax advisors as to the Puerto Rico, United States or other tax consequences of the purchase, ownership and disposition of the common stock, including special rules applicable to particular taxpayers, such as life insurance companies, special partnerships, registered investment companies, certain pension trusts, tax-exempt entities, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle or hedging or a conversion transaction or to persons whose functional currency is not the U.S. dollar or who own actually or constructively 10% or more of Doral Financial's voting stock. Prospective purchasers should also consult their own tax advisors with respect to the application of any state, local, foreign or other tax.

UNITED STATES TAXATION

The following discussion addresses only common stock held as a capital asset within the meaning of Section 1221 of the US Code. The following terms will have the meaning described herein: (i) "U.S. Holder" means a beneficial owner of common stock that is, for United States federal income tax purposes, an individual who is a citizen or resident of the United States, a corporation organized under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all substantial decisions of the trust (the term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include Puerto Rico corporations ("PR Corporations")); (ii) "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year within the meaning of Section 933 of the US Code; (iii) "Non-U.S. Holder" means a beneficial owner of common stock that is, for United States federal income tax purposes, an individual, a corporation, an estate or a trust that is not a U.S. Holder as defined above (the term "Non-U.S. Holder" includes individual Puerto Rico residents who are not citizens or residents of the United States and PR Corporations); and (iv) "Puerto Rico Non-U.S. Holder" means an individual Non-U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year within the meaning of Section 876 of the US Code.

TAXATION
--------------------------------------------------------------------------------

DISTRIBUTIONS

GENERAL
Dividends on the common stock will constitute gross income from sources outside the United States if less than 25% of the gross income from all sources of Doral Financial for the three-year period ending with the close of the taxable year preceding the declaration of such dividends (or for such part of such period as Doral Financial has been in existence) was or was treated as effectively connected with a trade or business conducted by Doral Financial within the United States. Since its incorporation in 1972, Doral Financial itself has not been engaged in trade or business in the United States and, therefore, less than 25% of Doral Financial's gross income has been effectively connected with the conduct of a trade or business by Doral Financial in the United States. Accordingly, dividends on the common stock distributed by Doral Financial will generally constitute gross income from sources outside the United States so long as Doral Financial continues not to be engaged in trade or business in the United States or continues to meet such gross income test.

U.S. HOLDERS OTHER THAN PUERTO RICO U.S. HOLDERS
Subject to the passive foreign investment company ("PFIC") rules discussed below, dividends paid in respect of common stock, including the amount of any Puerto Rico income taxes withheld on the dividends, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the dividends are paid out of current or accumulated earnings and profits of Doral Financial as determined for United States federal income tax purposes. The dividend is ordinary income that the U.S. Holder other than a Puerto Rico U.S. Holder must include in income when actually or constructively received. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by Doral Financial exceeds its current and accumulated earnings and profits as determined for United States federal income tax purposes, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the common stock and thereafter as capital gain.

Subject to certain conditions and limitations contained in the US Code, the Puerto Rico income tax imposed on dividends distributed by Doral Financial in accordance with the PR Code will be eligible for a deduction from gross income or a credit against the United States federal income tax liability of a U.S. Holder other than a Puerto Rico U.S. Holder. In general, for purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by Doral Financial will constitute foreign source "passive income" or foreign source "financial services income," which is treated separately from other types of income. However, a portion of any dividend paid or accrued by a U.S.-owned foreign corporation such as Doral Financial that would otherwise be treated as foreign source income will be treated as U.S. source income for foreign tax credit limitation purposes unless less than 10% of the earnings and profits of the corporation for the taxable year are attributable to U.S. sources. Doral Financial may have more than 10% of its earnings and profits attributable to U.S. sources in this or future taxable years.

PUERTO RICO U.S. HOLDERS
Subject to the PFIC rules discussed below, in general, dividends paid in respect of the common stock will constitute gross income from sources within Puerto Rico under the US Code and therefore, when received (actually or constructively) by a Puerto Rico U.S. Holder, will not be includable in said stockholder's gross income subject to United States federal income taxation and, therefore, will be exempt from United States federal income taxation. In addition, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income for United States federal income tax purposes.

TAXATION
--------------------------------------------------------------------------------

NON-U.S. HOLDERS OTHER THAN PUERTO RICO NON-U.S. HOLDERS
In general, dividends paid in respect of the common stock to Non-U.S. Holders other than Puerto Rico Non-U.S. Holders will not, in the hands of said Non-U.S. Holders, be subject to United States federal income taxation if the dividends are not effectively connected with a United States trade or business of the Non-U.S. Holder and the dividends are not attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the Non-U.S. Holder to United States federal income taxation on a net income basis. In such cases, the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder. If the Non-U.S. Holders is a corporate Non-U.S. Holder, "effectively connected" dividends generally will be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the corporate Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. The US Code provides special rules for Non-U.S. Holders that are corporations and their U.S. Holder shareholders when the Non-U.S. Holder corporation is considered a "Controlled Foreign Corporation," a "Personal Holding Company," a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company."

PUERTO RICO NON-U.S. HOLDER
In general, dividends paid in respect of the common stock will constitute gross income from sources within Puerto Rico under the US Code and therefore, when received (actually or constructively) by a Puerto Rico Non-U.S. Holder, will not be includable in said stockholder's gross income subject to United States federal income taxation and, therefore, will be exempt from United States federal income taxation. In addition, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico Non-U.S. Holder's gross income for United States federal income tax purposes.

SALES, EXCHANGES OR OTHER DISPOSITIONS

U.S. HOLDERS OTHER THAN PUERTO RICO U.S. HOLDERS
Subject to the PFIC rules discussed below, U.S. Holders other than a Puerto Rico U.S. Holder will recognize capital gain or loss for United States federal income tax purposes on the sale or other disposition of common stock in an amount equal to the difference between the amount realized on the sale or other disposition of the common stock and the U.S. Holder's adjusted tax basis in the common stock.

Gain or loss recognized by a U.S. Holder other than a Puerto Rico U.S. Holder on the sale or other disposition of common stock generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

PUERTO RICO U.S. HOLDERS
Subject to the PFIC rules discussed below and based on the provisions of Notice 89-40 issued by the United States Internal Revenue Service, gain from the sale or exchange of the common stock by a Puerto Rico U.S. Holder with a tax home in Puerto Rico will constitute income from sources within Puerto Rico which will not be includable in the Puerto Rico U.S. Holder's gross income for United States federal income tax purposes and, therefore, such gain will be exempt from United States federal income taxation. No deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income for United States federal income tax purposes.

NON-U.S. HOLDERS OTHER THAN PUERTO RICO NON-U.S. HOLDERS
In general, any gain derived by a Non-U.S. Holder other than a Puerto Rico Non-U.S. Holder from the sale or exchange of the common stock will not, in the hands of said Non-U.S. Holder, be subject to United States federal income taxation unless:

- the gain is "effectively connected" with the conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United

TAXATION
--------------------------------------------------------------------------------

   States if that is required by an applicable income tax treaty as a condition for subjecting the Non-U.S. Holder to United States federal income taxation on a net income basis, or

- the Non-U.S. Holder is an individual, the Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If the Non-U.S. Holder is a corporate Non-U.S. Holder, "effectively connected" gains that the Non-U.S. Holder recognizes will generally be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

The US Code provides special rules for Non-U.S. Holders that are corporations and their U.S. Holder shareholders when the Non-U.S. Holder corporation is considered a "Controlled Foreign Corporation," a "Personal Holding Company," a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company."

PUERTO RICO NON-U.S. HOLDER
Based on the provisions of Notice 89-40 issued by the United States Internal Revenue Service, gain from the sale or exchange of the common stock by a Puerto Rico Non-U.S. Holder with a tax home in Puerto Rico will constitute income from sources within Puerto Rico which will not be includable in the Puerto Rico Non-U.S. Holder's gross income for United States federal income tax purposes and, therefore, such gain will be exempt from United States federal income taxation. No deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico Non-U.S. Holder's gross income for United States federal income tax purposes.

PASSIVE FOREIGN INVESTMENT COMPANY RULES
The US Code provides special rules for distributions received by U.S. Holders on stock of a PFIC as well as amounts received from the sale or other disposition of PFIC stock. These rules do not apply to Non-U.S. Holders.

Based in part upon certain proposed US Treasury Regulations under the PFIC provisions of the US Code (the "US Proposed Regulations"), Doral Financial believes that it is not and has not been a PFIC for any of its prior taxable years and expects that it will be able to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to Doral Financial's expectation, the common stock were considered to be shares of a PFIC for any taxable year, a U.S. Holder would generally be subject to special rules with respect to certain distributions ("excess distributions") by Doral Financial to the U.S. Holder and with respect to any gain realized on the sale or other disposition of common stock. "Excess distributions" are, generally, any distributions received by the U.S. Holder on the common stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the common stock if shorter.

Generally, under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the common stock,
(2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Doral Financial is a PFIC would be taxed as ordinary income and (3) the amount allocated to each of the other taxable years would, with certain exceptions, be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

As an alternative to these rules, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their common stock.

Notwithstanding the foregoing rules, the US Proposed Regulations generally provide that Puerto Rico U.S. Holders would be subject to the rules described above only to the extent that any excess distribution or

TAXATION
--------------------------------------------------------------------------------
gain is allocated to a taxable year during which the individual held the common stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

INFORMATION REPORTING AND BACKUP WITHHOLDING
Noncorporate U.S. Holders other than Puerto Rico U.S. Holders will be subject to information reporting requirements on Internal Revenue Service Form 1099 with respect to: (i) dividend payments or other taxable distributions made to them within the United States and (ii) the payment of proceeds to them from the sale of common stock effected at a United States office of a broker or at an office of a broker who is a United States payor, as such term is defined in the US Treasury Regulations.

Additionally, backup withholding may apply to such payments to noncorporate U.S. Holders other than Puerto Rico U.S. Holders that (i) fail to provide an accurate taxpayer identification number; (ii) are notified by the United States Internal Revenue Service that they have failed to report all interest and dividends required to be shown on their federal income tax returns; or (iii) in certain circumstances, fail to comply with applicable certification requirements.

Generally, Puerto Rico U.S. Holders and Puerto Rico Non-U.S. Holders will not be subject to information reporting requirements or backup withholding on such payments provided that the payor or broker reasonably believes, on the basis of documentary or other evidence provided by the recipient, that the recipient is a bona fide resident of Puerto Rico during the entire taxable year of the recipient in which the payment is received.

Non-U.S. Holders are generally exempt from the information reporting and backup withholding requirements provided the payor of the dividends or the taxable distribution payments or the payor of the proceeds from the sale of the common stock does not have actual knowledge or reason to know that the recipient is a United States person, the income associated with such payments is otherwise not subject to United States federal income tax, and (i) the payor can reliably associate the payment with documentation upon which it may rely to treat the payment as made to a Non-U.S. Holder or (ii) the Non-U.S. Holder otherwise establishes an exemption.

A taxpayer generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such taxpayer's income tax liability by filing a refund claim with the United States Internal Revenue Service.

PUERTO RICO TAXATION

For purposes of the following discussion, the term "Puerto Rico corporation" is used to refer to a corporation organized under the laws of Puerto Rico and the term "foreign corporation" is used to refer to a corporation organized under the laws of a jurisdiction other than Puerto Rico.

DISTRIBUTIONS

GENERAL
Distributions of cash or other property made by Doral Financial on the common stock will be treated as dividends to the extent that Doral Financial has current or accumulated earnings and profits. To the extent that a distribution exceeds Doral Financial's current and accumulated earnings and profits, the distribution will be first applied against and reduce the adjusted tax basis of the common stock in the hands of the holder and then be treated as gain on the sale or exchange of the common stock as described below.

Generally, a dividend paid by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation has derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration of the dividend or for such part of such period as the corporation has been in existence. Doral Financial has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its

TAXATION
--------------------------------------------------------------------------------
incorporation in 1972 and, therefore, for Puerto Rico income tax purposes, dividends paid by Doral Financial will constitute gross income from Puerto Rico sources.

INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS
In general, individuals who are residents of Puerto Rico will be subject to a 10% income tax on dividends paid on the common stock. This tax is required to be withheld by Doral Financial unless an individual elects for this withholding not to apply, and is therefore required to include the amount of the dividend as ordinary income taxable at the normal income tax rates, which may be up to 33%.

Puerto Rico corporations will be subject to income tax on dividends paid on the common stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below and will not be subject to withholding. The dividend received deduction will be equal to 85% of the dividends actually or constructively received during the taxable year of the corporate shareholder, not in excess of 85% of such shareholder's net taxable income for the taxable year the dividends are actually or constructively received.

As a practical matter, dividends on the common stock held in street name through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a 10% withholding tax imposed on foreign corporations. See "-- Foreign corporations."

UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO
Dividends paid on the common stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% Puerto Rico income tax which will be withheld by Doral Financial. These individuals may also elect for the dividends to be taxed in Puerto Rico at the normal income tax rates applicable to individuals. The 10% Puerto Rico income tax withheld is creditable against the normal tax so determined by said individual shareholder. No 10% Puerto Rico income tax withholding will be made if such individual shareholders opt out of the 10% withholding tax and timely file with Doral Financial a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married.

INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO Dividends paid on the common stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by Doral Financial.

FOREIGN CORPORATIONS
Foreign corporations that are engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations (including the dividends received deduction) on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the common stock.

PARTNERSHIPS
Partnerships are generally taxed in Puerto Rico in the same manner as corporations. Accordingly, the preceding discussion with respect to corporations is equally applicable in the case of most partnerships.

TAXATION OF GAINS UPON SALES OR EXCHANGES

GENERAL
The sale or exchange of common stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the common stock in the hands of the

TAXATION
--------------------------------------------------------------------------------
holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the common stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder's holding period of the common stock exceeds six months.

INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS
If the stockholder is an individual and the gain is a long-term capital gain, the stockholder may opt to tax the gain at a rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 12.5%.

UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO
A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of common stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of common stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments made will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10% previously described for individuals who are residents of Puerto Rico. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "-- United States citizens not residents of Puerto Rico." However, if the gain resulting from the sale or exchange of common stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

FOREIGN CORPORATIONS
A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of common stock if the gain is from sources within Puerto Rico or is effectively connected with a trade or business in Puerto Rico. Any such gain will be taxed at 12.5% if it is a long-term capital gain.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of common stock if the gain is from sources within Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments made with respect to the transaction will be withheld at the source and be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

--------------------------------------------------------------------------------

Underwriting

Doral Financial and the underwriters named below have entered into an underwriting agreement concerning the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated next to its name in the following table. The underwriters are obligated to purchase all of the shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares of common stock.

                                                                NUMBER OF
UNDERWRITERS                                                       SHARES
-------------------------------------------------------------------------
UBS Warburg LLC.............................................    1,980,000
Deutsche Banc Alex. Brown Inc. .............................    1,540,000
Brean Murray & Co., Inc. ...................................      880,000
                                                                ---------
    Total...................................................    4,400,000
                                                                =========

If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 660,000 shares of common stock from Doral Financial, at the public offering price less the underwriting discounts and commissions, to cover these sales. If any shares of common stock are purchased under this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by Doral Financial:

                                                              NO EXERCISE OF   FULL EXERCISE OF
                                                                       OVER-              OVER-
                                                                   ALLOTMENT          ALLOTMENT
                                                                      OPTION             OPTION
-----------------------------------------------------------------------------------------------
Per Share...................................................    $     1.60        $     1.60
    Total...................................................    $7,040,000        $8,096,000

Doral Financial estimates that the total expenses of this offering payable by it, excluding underwriting discounts and commissions, will be approximately $400,000.

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.96 per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

UNDERWRITING
--------------------------------------------------------------------------------

Doral Financial and each of Doral Financial's officers and directors listed under the caption "Management" of this prospectus supplement have agreed that, for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of UBS Warburg LLC, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for Doral Financial's common stock. UBS Warburg LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. These restrictions will not affect (i) Doral Financial's ability to make awards pursuant to its Restricted Stock Plan and its 1997 Employee Stock Option Plan as in effect on the date of this prospectus supplement on the condition that any such awards are not to be exercisable for a period of at least 90 days from the date of this prospectus supplement and (ii) Salomon Levis's ability to make donations or gifts of Doral Financial's common stock.

In connection with this offering, the underwriters may purchase and sell shares of Doral Financial's common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of Doral Financial's common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares of common stock sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of Doral Financial's common stock. As a result, the price of Doral Financial's common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

No underwriter is obligated to conduct market-making activities in Doral Financial's common stock and any such activities may be discontinued at any time without notice, at the sole discretion of the underwriter. Doral Financial has agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters and their affiliates have engaged in transactions with, and have performed services for, Doral Financial, including investment banking and commercial banking services, for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for Doral Financial in the ordinary course of their business.

Doral Securities, Inc., an affiliate of Doral Financial Corporation, will be part of the selling group and may participate in the distribution of the common stock. Rule 2720 of the Conduct Rules of the National

UNDERWRITING
--------------------------------------------------------------------------------

Association of Securities Dealers, Inc. imposes certain requirements when an NASD member such as Doral Securities, Inc. distributes an affiliated company's securities. Doral Securities, Inc. has advised Doral Financial Corporation that this offering will comply with the applicable requirements of Rule 2720.

The underwriters will not confirm initial sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

A. Brean Murray, who is a director of Doral Financial, is also the Chairman of the Board and Chief Executive Officer of Brean Murray & Co., Inc. Brean Murray & Co., Inc. is acting as one of the underwriters of this offering. Doral Financial and its affiliates have from time to time been customers of, and engaged in transactions with, Brean Murray & Co., Inc. in the ordinary course of business.

--------------------------------------------------------------------------------

Legal matters

The validity of the shares offered hereby will be passed upon for Doral Financial by Pietrantoni Mendez & Alvarez LLP, San Juan, Puerto Rico, and for the underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of Pietrantoni Mendez & Alvarez LLP. As of the date of this prospectus supplement, partners of Pietrantoni Mendez & Alvarez LLP owned, in the aggregate, approximately 2,000 shares of common stock of Doral Financial.

Experts

The consolidated financial statements of Doral Financial as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference into this prospectus supplement from Doral Financial's Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS
--------------------------------------------------------------------------------

(Doral Financial Logo)

MAY OFFER

$250,000,000

DEBT SECURITIES
PREFERRED STOCK
COMMON STOCK
--------------------------------------------------------------------------------

Doral Financial will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

                     This prospectus is dated March 7, 2001

2

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Summary...............................        3
Risk factors..........................        6
  Fluctuations in Interest Rates May
     Hurt Doral Financial's
     Business.........................        6
  Doral Financial May Suffer Losses
     From Mortgage Loans It Sells But
     Retains the Credit Risk..........        7
  Increases in Doral Financial's
     Originations of Commercial Loans
     Has Increased Its Credit Risks...        7
  Doral Financial Is Exposed To
     Greater Risk Because Its Business
     Is Concentrated In Puerto Rico...        7
Doral Financial.......................        7
Use of proceeds.......................        8
Description of debt securities........        8
  General.............................        9
  Denominations.......................       10
  Subordination.......................       10
  Limitations on Liens and Disposition
     of Stock of Principal Mortgage
     Banking Subsidiaries.............       11
  Consolidation, Merger or Sale.......       12
  Modification of Indentures..........       12
  Events of Default...................       13
  Covenants...........................       14
  Payment and Transfer................       14
  Global Securities...................       14
  Defeasance..........................       14
  The Trustee.........................       15
Description of preferred stock........       15
  General.............................       15
  Rank................................       16
  Dividends...........................       16
  Conversion or Exchange..............       17
  Redemption..........................       17
  Liquidation Preference..............       17
  Voting Rights.......................       18
Description of capital stock..........       18
  Authorized Capital..................       18
  Common Stock........................       19
  Preferred Stock.....................       19
Plan of distribution..................       20
  By Agents...........................       21
  By Underwriters.....................       21
  Direct Sales........................       21
  Structured Financings...............       22
  Participation of Doral Securities...       22
  General Information.................       22
Where you can find more information...       22
Legal opinions........................       23
Experts...............................       23

Summary

This summary provides a brief overview of the key aspects of Doral Financial and the most significant terms of the offered securities. For a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read:

- this prospectus, which explains the general terms of the securities that Doral Financial may offer;

- the accompanying prospectus supplement, which (1) explains the specific terms of the securities being offered and (2) updates and changes information in this prospectus; and

- the documents referred to in "Where you can find more information" on page 22 for information on Doral Financial, including its financial statements.

DORAL FINANCIAL

Doral Financial is a bank holding company engaged in the mortgage banking, banking and securities businesses.

Doral Financial's principal executive offices are located at 1159 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico, and its telephone number is (787) 749-7100.

THE SECURITIES DORAL FINANCIAL MAY OFFER

Doral Financial may use this prospectus to offer up to $250,000,000 of:

- debt securities;

- preferred stock; and

- common stock

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities.

DEBT SECURITIES

The debt securities are unsecured general obligations of Doral Financial in the form of senior or subordinated debt. The senior debt will have the same rank as all of Doral Financial's other unsecured and unsubordinated debt. The subordinated debt will be subordinated to all Senior Indebtedness and Other Financial Obligations, as these terms are defined below under "Description of debt securities -- Subordination."

The senior and subordinated debt will be issued under separate indentures between Doral Financial and Bankers Trust Company, as trustee. Below are summaries of the general features of the debt securities from these indentures. For a more detailed description of these features, see "Description of debt securities" below. You are also encouraged to read the indentures, which are filed as exhibits to the registration statement of which this prospectus is a part. You can receive copies of these documents by following the directions on page 22.

GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT
SECURITIES

- The indentures do not limit the amount of debt that Doral Financial may issue or provide holders any protection should there be a highly leveraged transaction, recapitalization or restructuring involving Doral Financial. However, the senior debt indenture does limit Doral Financial's ability to sell, transfer or pledge the stock of any mortgage banking subsidiary that meets the financial thresholds in the indenture. These thresholds are described below under "Description of debt securities."

- Each indenture allows for different types of debt securities, including indexed securities, to be issued in series.

4


- The indentures allow Doral Financial to merge or to consolidate with another company, or sell all or substantially all of its assets to another company. If any of these events occur, the other company would be required to assume Doral Financial's responsibilities for the debt securities. Unless the transaction results in an event of default, Doral Financial will be released from all liabilities and obligations under the debt securities when the successor company assumes Doral Financial's responsibilities.

- The indentures provide that holders of a majority of the principal amount of the senior debt securities and holders of a majority of the total principal amount of the subordinated debt securities outstanding in any series may vote to change Doral Financial's obligations or your rights concerning those securities. However, some changes to the financial terms of a security, including changes in the payment of principal or interest on that security or the currency of payment, cannot be made unless every holder of that security consents to the change.

- Doral Financial may satisfy its obligations under the senior debt securities or be released from its obligation to comply with the limitations discussed above at any time by depositing sufficient amounts of cash or U.S. government securities with the trustee to pay Doral Financial's obligations under the particular senior debt securities when due.

- The indentures govern the actions of the trustee with regard to the debt securities, including when the trustee is required to give notices to holders of the securities and when lost or stolen debt securities may be replaced.

EVENTS OF DEFAULT THAT APPLY TO SENIOR DEBT

The events of default specified in the senior debt indenture include:

- failure to pay required interest for 30 days;

- failure to pay principal when due;

- failure to make a required sinking fund payment when due;

- failure to perform other covenants for 90 days after notice;

- acceleration of the senior debt securities of any other series or any indebtedness for borrowed money of Doral Financial and certain subsidiaries, in each case exceeding $5,000,000 in an aggregate principal amount; and

- certain events of insolvency, bankruptcy or reorganization involving Doral Financial and certain subsidiaries, whether voluntary or not.

EVENTS OF DEFAULT THAT APPLY TO SUBORDINATED DEBT

The only events of default specified in the subordinated debt indenture are certain events of insolvency, bankruptcy or reorganization involving Doral Financial.

REMEDIES

If there were an event of default, the trustee or holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities.

The subordinated debt indenture does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities or in the subordinated debt indenture. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

PREFERRED STOCK
Doral Financial may issue preferred stock with various terms to be established by its board of directors or a committee designated by the board. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Doral Financial, voting rights and conversion rights.

Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to Doral Financial's common stock. The prospectus supplement will also describe how and when dividends will be paid on the series of preferred stock.

COMMON STOCK

Common stockholders are entitled to receive dividends declared by the Board of Directors subject to the rights of preferred stockholders. Each holder of Common Stock is entitled to one vote per share. The holders of common stock have no preemptive rights or cumulative voting rights.

Doral Financial's common stock is currently traded on the Nasdaq National Market System under the symbol "DORL".

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows (1) the ratio of earnings to fixed charges and (2) the ratio of earnings to combined fixed charges and preferred stock dividends of Doral Financial for each of the five most recent fiscal years and for the nine months ended September 30, 2000. The ratio of earnings to fixed charges is a measure of Doral Financial's ability to generate earnings to pay the fixed expenses of its debt. The ratio of earnings to combined fixed charges and preferred stock dividends is a measure of Doral Financial's ability to generate earnings to pay the fixed expenses of its debt and dividends on its preferred stock.

These computations include Doral Financial and its subsidiaries. For purposes of computing these ratios, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and Doral Financial's estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits. The term "preferred stock dividends" is the amount of pre-tax earnings that is required to pay dividends on Doral Financial's outstanding preferred stock.

                                                               NINE MONTHS
                                                                  ENDED
                                                              SEPTEMBER 30,         YEAR ENDED DEC. 31,
                                                              -------------   --------------------------------
                                                                  2000        1999   1998   1997   1996   1995
--------------------------------------------------------------------------------------------------------------
Ratio of Earnings to Combined Fixed Charges
  Including Interest on Deposits............................      1.32x       1.46x  1.51x  1.61x  1.66x  1.50x
  Excluding Interest on Deposits............................      1.40x       1.59x  1.61x  1.72x  1.75x  1.54x
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends
  Including Interest on Deposits............................      1.29x       1.41x  1.50x  1.60x  1.66x  1.49x
  Excluding Interest on Deposits............................      1.36x       1.52x  1.59x  1.72x  1.75x  1.53x

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6


Risk factors

You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in any of the offered securities.

FLUCTUATIONS IN INTEREST RATES MAY HURT DORAL FINANCIAL'S BUSINESS.

Interest rate fluctuations is the primary market risk affecting Doral Financial. Changes in interest rates affect the following areas of its business:

- the number of mortgage loans originated and purchased;

- the interest income earned on loans and securities;

- gain on sale of loans;

- the value of securities holdings; and

- the value of its servicing asset.

INCREASES IN INTEREST RATES REDUCE DEMAND FOR MORTGAGE LOANS.
Higher interest rates increase the cost of mortgage loans to consumers and reduce demand for mortgage loans, which hurts Doral Financial's profits. Reduced demand for mortgage loans results in reduced loan originations by Doral Financial and lower mortgage origination income. Demand for refinance loans is particularly sensitive to increases in interest rates. Doral Financial has for many years relied on refinance loans for a large portion of its mortgage loan production.

INCREASES IN INTEREST RATES REDUCE NET INTEREST INCOME.
Increases in short-term interest rates reduce net interest income, which is an important part of Doral Financial's earnings. Net interest income is the difference between the interest received by Doral Financial on its assets and the interest paid on its borrowings. Most of Doral Financial's assets, like its mortgage loans and mortgage-backed securities, are long-term assets with fixed interest rates. In contrast, most of Doral Financial's borrowings are short-term. When interest rates rise, Doral Financial must pay more in interest while interest earned on its assets does not rise as quickly. This causes profits to decrease.

INCREASES IN INTEREST RATES MAY REDUCE OR ELIMINATE GAIN ON SALE OF MORTGAGE LOANS.
If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, Doral Financial may realize a reduced gain or a loss on such sale.

INCREASES IN INTEREST RATES MAY REDUCE THE VALUE OF MORTGAGE LOANS AND SECURITIES' HOLDINGS.
Increases in interest rates may reduce the value of Doral Financial's financial assets and have an adverse impact on its earnings and financial condition. Doral Financial owns a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

DECREASES IN INTEREST RATES MAY ADVERSELY AFFECT VALUE OF SERVICING ASSET. Decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of Doral Financial's servicing asset. The servicing asset is the estimated present value of the fees Doral Financial expects to receive on the mortgages it services over their expected term. Doral Financial assigns this value based on what other persons have paid for similar servicing rights in recent transactions. If prepayments increase above expected levels, the value of the servicing asset decreases because the amount of future fees expected to be received by Doral Financial decreases. Doral Financial

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                                                                               7


may be required to recognize this decrease in value by taking a charge against its earnings, which causes its profits to decrease.

DORAL FINANCIAL MAY SUFFER LOSSES FROM MORTGAGE LOANS IT SELLS BUT RETAINS THE CREDIT RISK.

Doral Financial often retains all or part of the credit risk on sales of mortgage loans that do not qualify for the sale or exchange programs of GNMA, FNMA or FHLMC and may suffer losses on these loans. Doral Financial suffers losses on these arrangements when foreclosure sale proceeds of the property underlying a defaulted mortgage loan are less than the outstanding principal balance of these loans and the costs of holding and disposing of the related property.

INCREASES IN DORAL FINANCIAL'S ORIGINATIONS OF COMMERCIAL LOANS HAS INCREASED ITS CREDIT RISKS.

Doral Financial's recent increase in originations of mortgage loans secured by income producing residential buildings and commercial properties has increased its credit risks. These loans involve greater credit risks than residential mortgage loans because they are larger in size and more risk is concentrated in a single borrower. The properties securing these loans are also harder to dispose of in foreclosure.

DORAL FINANCIAL IS EXPOSED TO GREATER RISK BECAUSE ITS BUSINESS IS CONCENTRATED IN PUERTO RICO.

Because most of Doral Financial's mortgage loans are secured by properties located in Puerto Rico, Doral Financial is exposed to a greater risk of delinquency or default on these mortgage loans resulting from adverse economic, political or business developments and natural hazard risks, such as hurricanes, that affect Puerto Rico. If Puerto Rico's real estate market experiences an overall decline in property values, the rates of foreclosure loss on the mortgage loans would probably increase substantially. This would cause Doral Financial's profitability to decrease.

Doral Financial

Doral Financial Corporation is a bank holding company organized under the laws of the Commonwealth of Puerto Rico. Its main lines of business are described below.

- Mortgage banking -- Doral Financial is the leading mortgage banking institution in Puerto Rico based on the volume of origination of first mortgage loans secured by single family residences and the size of its mortgage servicing portfolio. Doral Financial conducts this business in Puerto Rico primarily through a division of Doral Financial, HF Mortgage Bankers, and its subsidiaries, Doral Mortgage Corporation, Centro Hipotecario, Inc., and Sana Investment Mortgage Bankers, Inc. Doral Financial also conducts mortgage banking activities in the mainland United States through Doral Mortgage and its indirect subsidiary, Doral Money, Inc.

- Banking services -- Doral Financial conducts this business in Puerto Rico through its commercial banking subsidiary, Doral Bank, and in the New York City metropolitan area through its federal savings bank subsidiary, Doral Bank, F.S.B.

- Securities services -- Doral Financial conducts this business in Puerto Rico through its broker-dealer subsidiary, Doral Securities, Inc.

- Insurance agency -- Doral Financial conducts this business in Puerto Rico through Doral Insurance Agency, Inc.

Because Doral Financial is a holding company, the claims of creditors and any preferred stockholders of Doral Financial's subsidiaries will have a priority over Doral Financial's equity rights and the rights of

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8


Doral Financial's creditors, including the holders of debt securities, and preferred stockholders to participate in the assets of the subsidiary upon the subsidiary's liquidation.

Doral Financial's subsidiaries that operate in the banking and securities business can only pay dividends if they are in compliance with the applicable regulatory requirements of federal and state bank regulatory authorities and securities regulators. Doral Financial must also maintain the required capital levels of a bank holding company before it may pay dividends on its stock.

There are various statutory and regulatory limitations on the extent to which Doral Bank, Doral Bank, F.S.B. or any other banking subsidiary (including a federal savings association) can finance or otherwise transfer funds to Doral Financial or its nonbanking subsidiaries, either in the form of loans, extensions of credit, investments or asset purchases.

- Such transfers by any banking subsidiary to Doral Financial or any nonbanking subsidiary are limited to 10% of the banking subsidiary's capital and surplus, and with respect to Doral Financial and all such nonbanking subsidiaries, to an aggregate of 20% of the banking subsidiary's capital and surplus.

- Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

In addition, there are regulatory limitations on the payment of dividends directly or indirectly to Doral Financial. Federal and Puerto Rico authorities also have the right to further limit the payment of dividends by banking subsidiaries.

Under the policy of the Board of Governors of the Federal Reserve System, a bank holding company is required to act as a source of strength to its subsidiary banks and to commit resources to support such banks. As a result of that policy, Doral Financial may be required to commit resources to Doral Bank, Doral Bank, F.S.B. or any other banking subsidiary created in the future in circumstances in which it might not do so absent such policy. Further, federal bankruptcy law provides that in the event of the bankruptcy of Doral Financial, any commitment by Doral Financial to regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

Use of proceeds

Unless otherwise specified in the applicable prospectus supplement, Doral Financial will use the net proceeds from the sale of the offered securities for general corporate purposes, including (1) funding its mortgage banking activities, (2) making capital contributions or extensions of credit to its existing and future banking and non-banking subsidiaries, (3) funding possible acquisitions of mortgage banking and other financial institutions, including those engaged in the insurance business and (4) repayment of outstanding borrowings. Doral Financial does not at present have any plans to use the proceeds from any offering for an acquisition.

Description of debt securities

The debt securities will be direct unsecured general obligations of Doral Financial and will be either senior or subordinated debt. The debt securities will be issued under separate indentures between Doral Financial and Bankers Trust Company. Senior debt securities will be issued under a senior debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." The forms of the indentures have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

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                                                                               9


The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The summary is not complete. You should read the more detailed provisions of the applicable indenture for provisions that may be important to you. So that you can easily locate these provisions, the numbers in parenthesis below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Whenever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

GENERAL

The senior debt securities will be unsecured and rank equally with all of Doral Financial's other senior and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all of Doral Financial's Senior Indebtedness (as defined below under "-- Subordination"). In certain events of insolvency, the subordinated debt securities will also be subordinated to all of Doral Financial's Other Financial Obligations (as defined below under "-- Subordination"). As of September 30, 2000, Doral Financial had approximately $2.1 billion of Senior Indebtedness and Other Obligations outstanding.

A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

- The title of the debt securities and whether the debt securities will be senior or subordinated debt;

- The total principal amount of the debt securities;

- The percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

- The dates on which the principal of the debt securities will be payable;

- The interest rate which the debt securities will bear, or the method for determining the rate, and the interest payment dates for the debt securities;

- Any mandatory or optional redemption provisions;

- Any sinking fund or other provisions that would obligate Doral Financial to repurchase or otherwise redeem the debt securities;

- Any provisions granting special rights to holders when a specified event occurs;

- Any changes to or additional events of defaults or covenants;

- Any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

- Any other terms of the debt securities.

The indentures do not limit the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by Doral Financial and may be in any currency or currency unit designated by Doral Financial. (Sections 3.01 and 3.03.)

The terms on which a series of debt securities may be converted into or exchanged for common stock or other securities of Doral Financial will be set forth in the prospectus supplement relating to each series. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of Doral Financial. The terms may include provisions pursuant to which the number of shares of common stock or other securities of Doral Financial to be received by the holders of such series of debt securities may be adjusted.

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10


DENOMINATIONS

Unless otherwise provided in the accompanying prospectus supplement, debt securities will be issued in registered form in denominations of $1,000 each and any multiples thereof. (Section 3.02.)

SUBORDINATION

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The subordinated indenture provides that no payment of principal, interest or any premium on the subordinated debt securities may be made unless Doral Financial pays in full the principal, interest, any premium or any other amounts on any Senior Indebtedness then due. Also, no payment of principal, interest or any premium on the subordinated debt securities may be made if there shall have occurred and be continuing an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to Doral Financial, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. If after payment of the Senior Indebtedness there remains any amounts available for distribution and any person entitled to payment pursuant to the terms of Other Financial Obligations has not been paid in full all amounts due or to become due on the Other Financial Obligations, then these remaining amounts shall first be used to pay in full the Other Financial Obligations before any payment may be made to the holders of subordinated debt securities. Holders of subordinated debt securities must deliver any payments received by them to the holders of Senior Indebtedness and Other Financial Obligations until all Senior Indebtedness and Other Financial Obligations are paid in full. (Subordinated debt indenture, Section 16.02.)

The Subordinated Indenture will not limit the amount of Senior Indebtedness and Other Financial Obligations that Doral Financial may incur.

"Senior Indebtedness" means any of the following, whether incurred before or after the execution of the subordinated debt indenture:

     (1) all obligations of Doral Financial for the repayment of borrowed money,

     (2) all obligations of Doral Financial for the deferred purchase price of property, but excluding trade accounts payable in the ordinary course of business,

     (3) all capital lease obligations of Doral Financial, and

     (4) all obligations of the type referred to in clauses (1) through (3) of other persons that Doral Financial has guaranteed or that is otherwise its legal liability;

     but Senior Indebtedness does not include:

        (a) the subordinated debt securities; and

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

"Other Financial Obligations" means all obligations of Doral Financial to make payment pursuant to the terms of financial instruments, such as:

     (1) securities contracts and foreign currency exchange contracts,

     (2) derivative instruments, like swap agreements, cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts, and commodity option contracts, and

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                                                                              11


     (3) similar financial instruments;

     but Other Financial Obligations does not include:

        (a) Senior Indebtedness, and

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

LIMITATIONS ON LIENS AND DISPOSITION OF STOCK OF PRINCIPAL MORTGAGE BANKING SUBSIDIARIES

The senior debt indenture provides that Doral Financial will not, and will not permit any Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of Voting Stock of any Principal Mortgage Banking Subsidiary, without providing that each series of senior debt securities and, at Doral Financial's option, any other senior indebtedness ranking equally with the senior debt securities, shall be secured equally and ratably with such indebtedness. This limitation shall not apply to indebtedness secured by a pledge of, lien on or security interest in any shares of Voting Stock of any corporation at the time it becomes a Principal Mortgage Banking Subsidiary. (Senior debt indenture, Section 12.06.)

The senior debt indenture also provides that Doral Financial will not sell, assign, transfer or otherwise dispose of any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock (other than directors' qualifying shares) of any Principal Mortgage Banking Subsidiary and will not permit any Principal Mortgage Banking Subsidiary to issue (except to Doral Financial) any shares of, securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of any Principal Mortgage Banking Subsidiary, except for sales, assignments, transfers or other dispositions that:

- are for fair market value on the date thereof, as determined by the Board of Directors of Doral Financial (which determination shall be conclusive) and, after giving effect to such disposition and to any possible dilution, Doral Financial will own not less than 80% of the shares of Voting Stock of such Principal Mortgage Banking Subsidiary then issued and outstanding free and clear of any security interest;

- are made in compliance with an order of a court or regulatory authority of competent jurisdiction, as a condition imposed by any such court or authority permitting the acquisition by Doral Financial, directly or indirectly, of any other mortgage banking institution or entity the activities of which are legally permissible for a bank holding company or a subsidiary thereof to engage in, or as an undertaking made to such authority in connection with such an acquisition;

- are made where such Principal Mortgage Banking Subsidiary, having obtained any necessary regulatory approvals, unconditionally guarantees payment when due of the principal of and premium, if any, and interest on the debt securities; or

- are made to Doral Financial or any wholly-owned subsidiary if such wholly-owned subsidiary agrees to be bound by this covenant and Doral Financial agrees to maintain such wholly-owned subsidiary as a wholly-owned subsidiary.

Notwithstanding the foregoing, any Principal Mortgage Banking Subsidiary may be merged into or consolidated with another mortgage banking institution if, after giving effect to such merger or consolidation, Doral Financial or any wholly-owned subsidiary owns at least 80% of the Voting Stock of such other mortgage banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto and treating any such resulting institution thereafter as a Principal Mortgage Banking Subsidiary and as a Subsidiary for purposes of the senior debt indenture, no event of default, and no event that, after the giving of notice or lapse of time or both, would become an event of default under the senior debt indenture, has occurred and is continuing.

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12


The subordinated debt indenture does not contain any of the foregoing limitations on the creation of liens or disposition of Principal Mortgage Banking Subsidiaries and these limitations are not for the benefit of any series of subordinated debt securities.

"Principal Mortgage Banking Subsidiary" means a Subsidiary, including its Subsidiaries, that is principally engaged in the mortgage banking business and meets any of the following conditions:

- Doral Financial's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 30 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

- Doral Financial's and its other Subsidiaries' proportionate share of the total assets of the Subsidiary after intercompany eliminations exceeds 30 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

- Doral Financial's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 30 percent of such income of Doral Financial and its Subsidiaries consolidated for the most recently completed fiscal year.

"Principal Mortgage Banking Subsidiary" does not include, however, any Subsidiary that is a bank or savings association unless Doral Financial transfers to such bank or savings association the mortgage banking business conducted by Doral Mortgage Corporation or Doral Financial's HF Mortgage Bankers Division as of the date of this prospectus.

"Subsidiary" means any corporation of which securities entitled to elect at least a majority of the corporation's directors shall at the time be owned, directly or indirectly, by Doral Financial, and/or one or more Subsidiaries.

"Voting Stock" means capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation, except capital stock that carries only the right to vote conditioned on the happening of an event regardless of whether such event shall have happened. (Senior debt indenture, Sections 1.01, 12.06 and 12.07.)

CONSOLIDATION, MERGER OR SALE

Each indenture generally permits a consolidation or merger between Doral Financial and another corporation. They also permit Doral Financial to sell all or substantially all of its property and assets. If this happens, the remaining or acquiring corporation shall assume all of Doral Financial's responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

However, Doral Financial will only consolidate or merge with or into any other corporation or sell all or substantially all of its assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for Doral Financial in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise Doral Financial's rights and powers under any indenture, in Doral Financial's name or in its own name. Any act or proceeding required or permitted to be done by Doral Financial's board of directors or any of its officers may be done by the board or officers of the successor corporation. If Doral Financial merges with or into any other corporation or sells all or substantially all of its assets, it shall be released from all liabilities and obligations under the indentures and under the debt securities. (Sections 10.01 and 10.02.)

MODIFICATION OF INDENTURES

Under each indenture, Doral Financial's rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest

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                                                                              13


payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections
11.01 and 11.02.)

EVENTS OF DEFAULT

The senior debt indenture provides that an "event of default" regarding any series of senior debt securities will be any of the following:

- failure to pay interest on any debt security of such series for 30 days;

- failure to pay the principal or any premium on any debt security of such series when due;

- failure to deposit any sinking fund payment when due by the terms of a debt security of such series;

- failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

- acceleration of the senior debt securities of any other series or any other indebtedness for borrowed money of Doral Financial or any Significant Subsidiary (as defined below), in each case exceeding $5,000,000 in an aggregate principal amount;

- certain events involving bankruptcy, insolvency or reorganization of Doral Financial or any Significant Subsidiary; or

- any other event of default included in any indenture or supplemental indenture. (Section 5.01.)

"Significant Subsidiary" means a Subsidiary, including its Subsidiaries, that meets any of the following conditions:

- Doral Financial's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 10 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

- Doral Financial's and its other Subsidiaries' proportionate share of the total assets of the Subsidiary after intercompany eliminations exceeds 10 percent of the total assets of Doral Financial and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

- Doral Financial's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 10 percent of such income of Doral Financial and its Subsidiaries consolidated for the most recently completed fiscal year.

The subordinated debt indenture provides that an "event of default" regarding any series of subordinated debt securities will occur only upon certain events involving bankruptcy, insolvency or reorganization of Doral Financial. A default in the payment of principal or interest or in the performance of any covenant or agreement in the subordinated debt securities of any series or in the subordinated indenture is not an event of default under the subordinated debt indenture and does not provide for any right of acceleration of the payment of principal of a series of subordinated debt securities. However, in the event of a default in the payment of principal or interest, the holder of any debt security shall have the right to institute a suit for the collection of such overdue payment.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. (Section 6.02.)

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject
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14


to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. (Section 5.12.)

COVENANTS

Under the indentures, Doral Financial will agree to:

- pay the principal, interest and any premium on the debt securities when due;

- maintain a place of payment;

- deliver a report to the trustee at the end of each fiscal year certifying as to the absence of events of default and to Doral Financial's compliance with the terms of the indentures; and

- deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

PAYMENT AND TRANSFER

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by Doral Financial and specified in a prospectus supplement. (Section 3.07.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by Doral Financial for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05.)

GLOBAL SECURITIES

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 2.03.)

Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through records maintained by DTC and its participants.

DEFEASANCE

Doral Financial will be discharged from its obligations on the senior debt securities of any series at any time if it deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the senior debt securities of the series. Doral Financial must also deliver to the trustee an opinion of counsel to the effect that the holders of the senior debt securities of that series will have no federal income tax consequences as a result of such deposit. If this happens, the holders of the senior debt securities of the series will not be entitled to the benefits of the senior debt indenture except for registration of transfer and exchange of
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                                                                              15


senior debt securities and replacement of lost, stolen or mutilated senior debt securities. (Senior debt indenture, Section 15.02.)

The subordinated debt indenture does not contain provisions for the defeasance and discharge of Doral Financial's obligations on the subordinated debt securities and the subordinated indenture.

THE TRUSTEE

Bankers Trust Company will be the trustee under the indentures. It is also trustee under another indenture with Doral Financial pursuant to which Doral Financial's 7.84% Senior Notes due 2006 were issued. In addition, it is the administrative and syndicate agent and a lender under syndicated credit agreements which provide for credit facilities to Doral Financial. The trustee and its affiliates may have other relations with Doral Financial in the ordinary course of business.

The occurrence of any default under either the senior debt indenture or the indenture relating to the 7.84% Senior Notes and the subordinated debt indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If such default has not been cured or waived within 90 days after the trustee has or acquired a conflicting interest, the trustee would generally be required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to both the 7.84% Senior Notes and the debt securities issued under the senior indenture or with respect to the subordinated debt securities issued under the subordinated indenture. In the event of the trustee's resignation, Doral Financial shall promptly appoint a successor trustee with respect to the affected securities.

The Trust Indenture Act also imposes certain limitations on the right of the trustee, as a creditor of Doral Financial, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim or otherwise. The trustee will be permitted to engage in other transactions with Doral Financial, provided that if it acquires a conflicting interest within the meaning of Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

Description of preferred stock

The following briefly summarizes the material terms of Doral Financial's preferred stock, other than pricing and related terms which will be disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock offered by Doral Financial which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of Doral Financial's restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The restated certificate of incorporation is filed as an exhibit to the registration statement of which this prospectus forms a part. The certificate of designation with respect to any series of preferred stock will be filed with the SEC as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered. For a description of Doral Financial's outstanding preferred stock, see "Description of capital stock."

GENERAL

Under Doral Financial's restated certificate of incorporation, the board of directors of Doral Financial is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

- the number of shares to be included in the series;

- the designation, powers, preferences and rights of the shares of the series;
  and
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16


- the qualifications, limitations or restrictions of such series, except as otherwise stated in the restated certificate of incorporation.

Prior to the issuance of any series of preferred stock, the board of directors of Doral Financial will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the restated certificate of incorporation. The term "board of directors of Doral Financial" includes any duly authorized committee.

The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of Doral Financial.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to officers, directors and employees of Doral Financial and its subsidiaries pursuant to benefit plans or otherwise. Shares of preferred stock issued by Doral Financial may have the effect of rendering more difficult or discouraging an acquisition of Doral Financial deemed undesirable by the board of directors of Doral Financial.

RANK

Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

DIVIDENDS

Holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by the board of directors of Doral Financial out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of Doral Financial on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

Doral Financial is a party to contracts that prevent it from paying dividends if it does not comply with some terms of those contracts. The agreement pursuant to which Doral Financial issued its 7.84% Senior Notes due 2006, prohibits Doral Financial from paying dividends if the aggregate amount of dividends paid on its capital stock, including all series of preferred stock, would exceed the sum of the following:

- 50% of consolidated net income earned since October 1, 1996, and prior to the end of the fiscal quarter ending not less than 45 days prior to the proposed dividend payment date;

- $15 million; and

- the net proceeds of any sale of capital stock after October 1, 1996.

Doral Financial is a party to a warehousing loan agreement with Citibank, N.A. that limits the aggregate amount of cash dividends that Doral Financial may pay on its capital stock during a fiscal year to 50% of consolidated net income for the immediately preceding fiscal year. Doral Financial has also entered into a credit agreement with FirstBank Puerto Rico that restricts the amount of dividends that Doral Financial may pay in any year to an amount not to exceed Doral Financial's consolidated retained earnings as of the end of the immediately preceding fiscal year.
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                                                                              17


Doral Financial may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for:

- all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

- the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata.

Similarly, Doral Financial may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of Doral Financial ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for

- all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

- the dividend period established in the certificate of designation for each series of preferred stock if the preferred stock pays dividends on a noncumulative basis.

CONVERSION OR EXCHANGE

The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of preferred stock or into shares of common stock of Doral Financial.

If so determined by the board of directors of Doral Financial, the holders of shares of preferred stock of any series may be obligated at any time or at maturity to exchange such shares for common stock, preferred stock or debt securities of Doral Financial. The terms of any such exchange and any such preferred stock or debt securities will be described in the prospectus supplement relating to such series of preferred stock.

REDEMPTION

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at the option of Doral Financial or the holder thereof and may be mandatorily redeemed.

Any partial redemptions of preferred stock will be made in a way that the board of directors decides is equitable.

Unless Doral Financial defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

LIQUIDATION PREFERENCE

Upon any voluntary or involuntary liquidation, dissolution or winding up of Doral Financial, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of Doral Financial on a ratable basis in proportion to the full liquidation preferences. Holders of such series of

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18


preferred stock will not be entitled to any other amounts from Doral Financial after they have received their full liquidation preference.

VOTING RIGHTS

The holders of shares of preferred stock will have no voting rights, except:

- as otherwise stated in the prospectus supplement;

- as otherwise stated in the certificate of designation establishing such series; or

- as required by applicable law.

Under regulations adopted by the Federal Reserve Board, if the holders of the preferred stock of any series become entitled to vote for the election of directors because dividends on the preferred stock of such series are in arrears, preferred stock of such series could be deemed a "class of voting securities." In this instance, a holder of 25% or more of the preferred stock of such series could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder of 5% or more of such series that otherwise exercises a "controlling influence" over Doral Financial could also be subject to regulation under the Bank Holding Company Act. In addition, at any time a series of the preferred stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of such series of preferred stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

Section 12 of the Puerto Rico Banking Law requires that the Office of the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Office of the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Office of the Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of Doral Financial.

Pursuant to the Banking Law, if the Office of the Commissioner receives notice of a proposed transaction that may result in a change of control of Doral Financial, the Office of the Commissioner is required to investigate and determine whether a change of control has occurred. The Office of the Commissioner will issue an authorization for the transfer of control of Doral Financial if the results of its investigations are in its judgment satisfactory. The decision of the Office of the Commissioner is final and unreviewable.

Description of capital stock

AUTHORIZED CAPITAL

As of the date of this prospectus, Doral Financial is authorized to issue 200,000,000 shares of common stock, $1.00 par value, and 10,000,000 shares of serial preferred stock, $1.00 par value. The following is a summary of certain rights and privileges of the common stock and outstanding serial preferred stock. You should read the more detailed provisions of Doral Financial's restated certificate of incorporation, as amended, and the certificate of designation relating to any series of preferred stock for provisions that may be important to you.
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                                                                              19


COMMON STOCK

As of September 30, 2000, Doral Financial had outstanding 42,362,634 shares of its common stock. Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by Doral Financial's stockholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock.

Upon voluntary or involuntary liquidation, dissolution or winding up of Doral Financial, the holders of the common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and nonassessable. The transfer agent and registrar for the common stock is Mellon Shareholder Services LLC. The common stock is traded on the Nasdaq National Market System under the symbol "DORL."

PREFERRED STOCK

The general terms of Doral Financial's preferred stock are described above under "Description of preferred stock." As of the date of this prospectus, Doral Financial had outstanding two series of serial preferred described below.

                        NUMBER OF     ANNUAL     LIQUIDATION                               CONVERSION       GENERAL
                         SHARES      DIVIDEND    PREFERENCE             DATE FIRST             OR           VOTING
   TITLE OF SERIES     OUTSTANDING   RATE(1)    PER SHARE(2)          REDEEMABLE(3)      EXCHANGE RIGHTS   RIGHTS(4)
--------------------------------------------------------------------------------------------------------------------
7% Non-cumulative       1,495,000         7%         $50             February 28, 2004        None            No
Monthly Income
Preferred Stock,
Series A (the "7%
Preferred Stock")
8.35% Non-cumulative    2,000,000      8.35%         $25            September 30, 2005        None            No
Monthly Income
Preferred Stock,
Series B (the "8.35%
Preferred Stock")

---------------
(1) Based on a percentage of the applicable liquidation preference per share.
(2) See "Liquidation Rights" below for additional information.
(3) See "Redemption" below for additional information.
(4) See "Voting Rights" below for additional information.

DIVIDEND RIGHTS AND LIMITATIONS.
The holders of the shares of 7% Preferred Stock and the 8.35% Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, at their respective annual dividend rates payable monthly. The holders of the 7% Preferred Stock and the 8.35% Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of the common stock and to any other class of capital stock ranking junior to the 7% Preferred Stock or the 8.35% Preferred Stock with respect to the payment of dividends.

LIQUIDATION RIGHTS.
Upon the liquidation, dissolution or winding up of Doral Financial, whether voluntary or involuntary, the holders of the 7% Preferred Stock and the 8.35% Preferred Stock are entitled to receive out of the assets of Doral Financial an amount in cash equal to their liquidation preference per share plus accrued and

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20


unpaid dividends thereon for the current monthly dividend period to the date of the distribution. This distribution must be made before any payment may be made to the holders of common stock or any other securities of Doral Financial ranking junior to the 7% Preferred Stock or the 8.35% Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of liquidation, dissolution or winding up of Doral Financial may be made to the holders of the shares of any class or series of stock ranking on a parity with the 7% Preferred Stock or the 8.35% Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the 7% Preferred Stock or the 8.35% Preferred Stock receive like amounts ratably in accordance with the full distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.

After the payment to the holders of the 7% Preferred Stock and the 8.35% Preferred Stock of the full preferential amounts provided for above, the holders of such shares will have no right or claim to any of the remaining assets of Doral Financial.

REDEMPTION.
The 7% Preferred Stock is subject to redemption in whole or in part, at the option of Doral Financial with the consent of the Federal Reserve on or after February 28, 2004 and prior to February 27, 2005, at a price of $51 per share and after this period at redemption prices declining to a price of $50 per share on or after February 28, 2006.

The 8.35% Preferred Stock is subject to redemption in whole or in part, at the option of Doral Financial with the consent of the Federal Reserve commencing on or after September 30, 2005, and prior to September 30, 2006 at a price of $25.50 per share and after this period at redemption prices declining to $25 per share on or after September 30, 2007.

There is no mandatory redemption or sinking fund obligation with respect to either the 7% Preferred Stock or the 8.35% Preferred Stock.

VOTING RIGHTS.
The holders of shares of 7% Preferred Stock and the 8.35% Preferred Stock are not entitled to any voting rights except (1) if Doral Financial does not pay dividends in full on such series for 18 consecutive monthly dividend periods,
(2) as required by law or (3) in connection with any changes of the terms or rights of the 7% Preferred Stock or the 8.35% Preferred Stock, as the case may be.

RANK VIS-A-VIS SERIES A PREFERRED STOCK.
The 7% Preferred Stock and the 8.35% Preferred Stock have the same rank as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of Doral Financial.

Plan of distribution

Doral Financial may sell the offered securities (1) through agents; (2) to or through underwriters or dealers; (3) directly to one or more purchasers; (4) as part of structured financing arrangements; or (5) through a combination of any of these methods of sale. Any underwriters, dealers or agents retained by Doral Financial may include Doral Securities, its broker-dealer subsidiary.

The prospectus supplement relating to an offering of offered securities will set forth the terms of such offering, including:

- the name or names of any underwriters, dealers or agents;

- the purchase price of the offered securities and the proceeds to Doral Financial from such sale;
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                                                                              21


- any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

- the initial public offering price;

- any discounts or concessions to be allowed or reallowed or paid to dealers;
  and

- any securities exchanges on which such offered securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

BY AGENTS

Offered securities may be sold through agents designated by Doral Financial. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Doral Financial to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

If underwriters are used in the offering, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

- A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

- A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

- A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

DIRECT SALES

Offered securities may also be sold directly by Doral Financial. In this case, no underwriters or agents would be involved.
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22


STRUCTURED FINANCINGS

Offered securities may also be sold by Doral Financial as part of structured financing arrangements. Under these arrangements, non-affiliated third parties may use the proceeds of the sale of their debt obligations to purchase debt obligations of Doral Financial. The obligations of these non-affiliated parties would be secured by the debt obligations of Doral Financial and would be payable wholly or partly from amounts received on the debt obligations of Doral Financial. In these cases the offered securities may be sold to the non-affiliated purchasers directly by Doral Financial or through one or more agents designated by Doral Financial. Any purchaser and agent involved in the offer or sale of the offered securities will be named, and any commissions payable by Doral Financial to the agent will be set forth, in the prospectus supplement relating to the offering.

PARTICIPATION OF DORAL SECURITIES

Doral Securities, the broker-dealer subsidiary of Doral Financial is a member of the National Association of Securities Dealers, Inc. and may participate in distributions of the offered securities. Accordingly, offerings of offered securities in which Doral Securities participates will conform with the requirements of Rule 2720 of the NASD's Conduct Rules.

GENERAL INFORMATION

Doral Financial may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Each series of offered securities, other than common stock, will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that there will be a market for the offered securities.

Underwriters, dealers and agents may engage in transactions with, or perform services for, Doral Financial or its subsidiaries in the ordinary course of their businesses.

Where you can find more information

Doral Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. Doral Financial has also filed with the SEC a registration statement on Form S-3, to register the securities being offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about Doral Financial and the securities offered in this prospectus, you should refer to the registration statement and its exhibits.

You may read and copy any document filed by Doral Financial with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Doral Financial files its SEC materials electronically with the SEC, so you can also review Doral Financial's filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

The SEC allows Doral Financial to "incorporate by reference" the information it files with them, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that Doral Financial files later with the SEC will automatically update and supersede information in this
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                                                                              23


prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. Doral Financial has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

- Annual Report on Form 10-K for the year ended December 31, 1999;

- Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000; and

- Current Reports on Form 8-K, dated December 22, 1999, February 4, 2000, March 28, 2000, August 31, 2000 and January 18, 2001.

Doral Financial also incorporates by reference, from the date of the initial filing of the registration statement, all documents filed by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until Doral Financial sells all of the securities being offered by this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning Doral Financial at the following address:

     Doral Financial Corporation
     Attn.: Mario S. Levis, Executive
          Vice President & Treasurer
     1159 Franklin D. Roosevelt Ave.
     San Juan, Puerto Rico 00920
     (787) 749-7108

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Doral Financial has not authorized anyone else to provide you with different information. Doral Financial is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Legal opinions

Unless otherwise specified in the applicable prospectus supplement, Pietrantoni Mendez & Alvarez LLP, will issue an opinion about the legality of the offered securities for Doral Financial. The name of the law firm advising any underwriters or agents with respect to certain issues relating to any offering will be set forth in the applicable prospectus supplement.

Experts

The financial statements incorporated in this prospectus by reference to Doral Financial's Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
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